Capital Automotive REIT

2001 Annual Report


cars

company

Capital Automotive is the nation's leading specialty finance company focused solely on automotive retail real estate. We are dedicated to providing shareholders with stable cash flow and returns through quarterly dividends and prudent growth. The Company's dividend distributions are supported by the cash flows of our 260 properties, which are leased to the most experienced, multi-franchised automotive retailers in the country. Our primary strategy is to invest our capital in automotive properties, and at the same time enter into long-term, triple-net leases. Our tenants are responsible for substantially all expenses associated with the properties and are generally public auto retailers or large, multi-generational family businesses.

performance

- Acquired over $200 million in assets, an 18% increase in our real estate portfolio
- Total revenues, AFFO, and net income increased 15%, 19%, and 22% over the prior year, respectively
- Increased dividends for 16 consecutive quarters
- Successfully executed a follow-on equity offering of nearly $70 million, which was utilized to fund accretive acquisitions
- 100% occupancy with no rental payment defaults since inception
- Weighted average remaining lease term of nearly 12 years
- Debt to assets (total assets plus accumulated depreciation) ratio of only 56%
- No significant maturities of long-term debt until 2011



FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2001	2000	1999	1998
	Years Ended December 31,			
Total Revenue	$ 118,279	$ 103,151	$ 75,873	$ 34,931
Net Income	31,377	25,812	21,731	16,491
Funds From Operations (FFO)	64,333	53,455	44,205	27,047
Adjusted FFO (AFFO)*	60,906	51,096	43,243	27,047
Diluted Earnings Per Share	1.30	1.22	1.01	0.79
Diluted FFO Per Share	1.97	1.81	1.54	1.03
Diluted AFFO Per Share	1.86	1.73	1.50	1.03
Annual Dividend Per Share	1.55	1.50	1.38	0.876
	As of December 31,			
	2001	2000	1999	1998
Real Estate Before Accumulated Depreciation	$1,229,694	$1,037,870	$935,525	$511,132
Total Assets	$1,199,700	$1,021,589	$942,559	$583,211
Total Debt	$ 701,164	$ 585,719	$501,510	$161,997
Weighted Average Number of Common Shares—Diluted	24,450	21,113	21,629	20,978
Weighted Average Number of Common Shares and Units—Diluted	32,726	29,476	28,796	26,228
Total Common Shares Outstanding	26,428	21,185	21,607	21,607
Total Common Shares and Units Outstanding	34,435	29,639	29,929	28,181

*Funds from operations less straight-lined rents.



'98
'99
'00
'01

Real Estate Assets Before Accumulated Depreciation
(in millions)



'98
'99
'00
'01

Annual Revenue Growth
(in millions)



'98
'99
'00
'01

Annual Adjusted Funds From Operations Growth
(per share)



'98
'99
'00
'01

Annual Dividend Growth
(per share)

DEAR FELLOW SHAREHOLDERS

ACCOMPLISHMENTS

This was a great year for Capital Automotive and our shareholders. During the year, the Company acquired in excess of $200 million of *high-quality automotive real estate. In addition, the Company* achieved record revenues, adjusted funds from operations (funds from operations—the most common operating measure for REITs—less straight-lined rents), and dividends paid to shareholders. In fact, we have now achieved sixteen consecutive quarters of growth in all categories, including dividends, which have grown by more than 75% since our first year as a public company. Capital Automotive has provided shareholders with a compounded annual total return (including dividends and share price appreciation) of nearly 21% for the past three years. The Company also successfully executed a follow-on equity offering of nearly $70 million, as well as further diversified its debt sources, which were both utilized to fund accretive acquisitions during 2001. Most importantly, our tenants *continue to perform very well, despite a weaker economy and* the tragic events of September 11. We are pleased again to report that we have not incurred a single rental payment default from any of our tenants since our inception, and our portfolio continues to be 100% occupied.

Your management and Board of Trustees have always been confident *that this is a terrific business. We are most gratified by the fact* that the public markets finally seem to understand our Company and are beginning to value it properly. We have extremely strong tenants who operate their businesses on well-located, desirable commercial property throughout the country. Even in the recent recessionary environment, on average our tenants' operations generated operating cash flow in excess of 3.5 times their rental *obligations during 2001. We were very patient when external factors,* like the Internet, made it difficult for investors to understand the strengths of our business strategy. We remain patient today and intend to continue to build our business in a conservative and prudent manner. We see growth as only being desirable if it can be achieved with high returns on invested capital, together with minimal credit and interest rate risk.



John J. Pohanka
Chairman of the Board



Thomas D. Eckert
President and
Chief Executive Officer

OUR BUSINESS

Capital Automotive operates a simple, but outstanding, business. We invest our capital in well-located, highly desirable retail automotive properties and, at the same time, enter into long-term, triple-net leases, usually fifteen years in length. Our underlying business strategy remains unchanged. We are dedicated solely to the franchised automotive retail industry and related businesses. This focus, combined with our expertise, provides us with relatively high returns given the financial strength of our tenants. Our tenants are generally public auto retailers or multi-generational family businesses, with long histories of producing operating profits *in all economic environments. Their stability is due to brand* diversity and multiple revenue sources, including used vehicle sales, parts and service, finance and insurance, as well as new car sales. We will continue to apply stringent underwriting criteria to our current and prospective tenants, as well as our real estate.

Our primary goal is to generate long-term, predictable, stable cash flow. Executing a plan that maximizes the efficiency of the Company's capital while minimizing interest rate risk is central to our strategy. We intend to continue to substantially match fund our long-term leases with long-term debt, thereby minimizing interest rate risk and locking in our investment spreads during the term of our leases. We employ modest leverage, which is currently 56% debt to assets.

The automotive retail industry is in the early stages of consolidation. As this consolidation continues to move forward, our sale and leaseback strategy should be a significant source of capital to public consolidators and a beneficial means for private dealer groups to continue to expand their business platforms or achieve a tax-efficient sale of their real estate. We are confident in our ability to generate a volume of acquisitions that will allow us to grow our cash flow in accordance with our long-term plans. With the strong relationships we have developed with our high-quality tenant base, we expect to complete a significant portion of our future acquisitions with our existing tenants as they continue to grow. We have both the balance sheet flexibility and access to capital to fund our future growth.

Annualized Total Return
For the Three-Year Period Ending December 31, 2001



25%
20
15
10
5
0
-5
Nasdaq
S&P 500
NAREIT
CARS
-3.6%
-1.0%
10.8%
20.9%

Source: Bloomberg

The Future

The outlook for Capital Automotive in 2002 and beyond is very bright. Our business plans encompass increasing our adjusted funds from operations on a per share basis at an annual rate of six to ten percent per year over the next five years. That growth rate, when combined with stable quarterly dividends, should, during that period, provide shareholders with an annual total return in the mid-teens. On a risk-adjusted basis, our stock should be a very solid investment. We operate in a niche that utilizes in excess of $50 billion of real estate. We have identified approximately $15–$20 billion that fits our investment criteria; namely, those properties that are operated by large, multi-site, multi-franchised automobile dealer groups with extensive operating histories. We are fortunate not to have any direct competition in this business. Our nearest competitors are lenders, who typically provide the dealership community with five-year, floating-rate mortgages. These institutions generally do not provide long-term capital or estate planning benefits. We continue to develop and implement value-added products for the industry, including variable rate leases and flexible leasehold improvement funding programs. With over $1.2 billion in our portfolio, there is significant opportunity to continue to grow our business without taking incremental credit risk.

Our Team

Capital Automotive and its shareholders are fortunate to have a very talented and dedicated team of professionals who operate our business. We have 22 employees who remain very focused on the automotive retail sector and in making Capital Automotive the pre-eminent specialty finance company for automotive real estate. We thank each and every one of our employees, Trustees, clients, and friends for their contribution to our success and look forward with real optimism to the future.

We appreciate your continuing support and confidence.

Sincerely,

John J. Pohanka
Chairman of the Board

Thomas D. Eckert
President and Chief Executive Officer

March 1, 2002

THE AUTOMOTIVE RETAIL INDUSTRY

Our Niche

Capital Automotive has a unique business. By focusing on large, franchised automotive dealers, we have assembled a portfolio of high-quality real estate that is tenanted by the strongest operators in a stable business. With our real estate primarily being located in the major markets where mature franchise systems exist, we are significantly insulated from site obsolescence and traditional real estate supply/demand characteristics. Additionally, we own real estate where the manufacturer periodically may offer incentives to the dealer to renovate his facilities significantly. Because we conduct our business with the strongest and largest operators in the industry, our portfolio should generate predictable, stable cash flows over long periods of time. We believe our growth opportunities are enormous due to the consolidation underway in this industry. Over the past five years, ownership of these franchises has begun to consolidate with the emergence of public auto retailers. The six largest public groups—AutoNation, CarMax, Group 1 Automotive, Lithia Motors, Sonic Automotive, and United Auto Group—are all among our tenants. These public groups are focused on creating economies of scale and sound operating models to improve operating performance.

PARK PLACE MOTORCARS OF MID-CITIES IS OPERATED BY ONE OF THE LARGEST MERCEDES-BENZ DEALERS IN THE COUNTRY. ENCOMPASSING THIRTEEN ACRES AND NEARLY 65,000 SQUARE FEET OF IMPROVEMENTS, THE DEALERSHIP FRONTS THE AIRPORT FREEWAY BETWEEN DALLAS AND FORT WORTH, TEXAS.



Park Place Motorcars of Mid-Cities
Dallas, TX

Growth Opportunity

The automotive retailing industry is the largest retail segment in the United States. In 2001, the 22,000 franchised dealers in the country recorded sales of approximately $685 billion. Automotive sales and servicing accounts for approximately 4 million jobs in the United States. Industry sources estimate that more than $50 billion of real estate is used by franchised automotive dealers. We believe that approximately $15 to $20 billion meets our investment criteria of being operated by large, multi-site, multi-franchised automobile dealer groups. There are many dealer groups that we continue to pursue who own and operate in excess of $100 million of real estate.

The Automotive Retail Business

The automotive retail business is very different from the cyclical nature of the automobile manufacturing business. The dealership business is a high-volume, low-margin, stable business with a high percentage of variable expenses. Dealers are able to reduce operating expenses quickly in the event of a manufacturer's strike or economic slowdown. Dealers also can shift their emphasis to alternative revenue sources, such as used vehicles or parts and service. Automobile manufacturing, by contrast, is a very high






LONE STAR

Lone Star Chevrolet is one of the ten largest Chevrolet stores in the country. Encompassing nearly thirty acres and over 130,000 square feet of improvements, it is located on Northwest Freeway, approximately fifteen miles northwest of downtown Houston.



Lone Star Chevrolet
Jersey Village, TX

fixed-cost business where large volumes are essential for profitability. As we witnessed during 2001 with 0% financing, manufacturers will provide incentives to the consumer to drive sales. These incentives, though harmful to a manufacturer's profitability, are necessary to maintain plant volumes and to sustain the manufacturer's retail distribution channel.

Franchise Laws

Unlike many other retailing sectors, automotive retailers' sales territories are governed by state franchise laws and protected by manufacturer agreements. Nearly every other segment of retailing faces the potential of competitive store openings. This is not the case in automotive retailing. Franchise laws require that all new vehicles be sold by franchised dealers, as well as limit the number of dealerships selling a brand of vehicles in a given geographic area. These longstanding laws also make it unlawful for an automobile manufacturer to compete directly with a franchised dealer.

Dealer Profitability

Industry data illustrates that throughout history well-managed dealership operations have been profitable in all economic environments. Only a decade ago, a dealer's profitability relied heavily on new vehicle sales. Increased competition for new car shoppers, together with unprecedented levels of information available to consumers, has reduced new car margins. In fact, the average net profit on a new vehicle was only $150 in 2001. Over the past ten years, approximately 18% of a dealer's profits were derived from the sale of new vehicles. During that same period, about 82% of a typical dealer's profits were generated by the sale of parts and service and used vehicles—two areas that historically have performed well in all economic environments. During economic contractions, consumers retain their cars longer or consider the purchase of less expensive used vehicles—both choices requiring more frequent service and replacement parts. Used vehicle sales are generally

CARMAX LAUREL TOYOTA, RANKED AS ONE OF THE TOP THREE TOYOTA CERTIFIED PRE-OWNED DEALERSHIPS IN THE NATION, IS LOCATED IN LAUREL, MARYLAND. ENCOMPASSING NEARLY TEN ACRES AND OVER 42,000 SQUARE FEET OF IMPROVEMENTS, IT IS ADJACENT TO A CARMAX USED CAR SUPERSTORE.



CarMax Laurel Toyota
Laurel, MD

Average Dealer Profitability as Compared to the Three Largest Manufacturers
Historical Pre-Tax Margins


10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
'79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00
Auto Retailers
Big 3

Source: National Association of Automotive Dealers—NADA


TOYOTA
CARMAX




Family Honda

Family Honda is a new, state-of-the-art Honda facility, located on six acres, with nearly 45,000 square feet of improvements and 22 service bays. The dealership is located in the heart of the Southern California automobile market on the Santa Margarita Parkway, with immediate access and visibility to Highway 241.



Family Honda
Rancho Santa Margarita, CA

more stable than new car sales. According to industry data, the average net profit on a used vehicle was $230 in 2001, 50% more than that of a new vehicle. Franchised dealers currently sell approximately 40% of all used vehicles. Manufacturers' certified used car programs and high-quality trade-ins allow the franchised dealer to maintain this important revenue source. Longer manufacturer warranties, the availability of extended new and used car warranties, and increasing vehicle complexity will ensure that parts and service departments will continue to be primary dealership profit centers. Franchised dealers realize approximately 45% gross margins in their parts and service operations. This shift in profit mix should improve the stability of our tenants' operating cash flows and their ability to make rental payments in all economic conditions.

The brand diversity of the large dealer groups, which is at the core of our portfolio and strategy, is very important to the stability of our cash flow. Because consumer preferences may not always align with manufacturers' products, these larger dealer groups discovered long ago that brand diversity is necessary to sustain profitability. For example, in 2001 import brands gained significant market share at the expense of domestic manufacturers. Large retailers may also have a mix of brands at various price points. Because of the brand diversification achieved by these larger dealer groups, they are more resistant to changes in consumer preferences and other product-related issues.

We are proud to have created the largest portfolio of automotive retail locations leased to some of the most successful dealer groups in the country. We believe that this portfolio will continue to produce solid returns in both strong and challenging economic environments.

LITHIA FORD, MAZDA, SUZUKI ENCOMPASSES OVER TEN ACRES AND NEARLY 100,000 SQUARE FEET OF IMPROVEMENTS AND IS LOCATED ON THE MAIN AUTOMOTIVE THOROUGHFARE IN FRESNO, CA. THE DEALERSHIP HAS RECEIVED NUMEROUS AWARDS, INCLUDING THE PRESTIGIOUS BLUE OVAL DESIGNATION FROM FORD MOTOR COMPANY, RECOGNIZING DEALERS WHO DEMONSTRATE SUPERIOR CUSTOMER SATISFACTION.



Lithia Ford, Mazda, Suzuki
Fresno, CA

Used Unit Sales Volume Fluctuates Far Less Than New
Annual Percentage Change in New Unit Sales vs. Used Unit Sales



New
Used
15%
12%
9%
6%
3%
0
-3%
-6%
-9%
-12%
-15%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

Source: Automotive News and CNW Marketing/Research



CarMax Auto Superstore, together with a Mitsubishi franchise, is located in Sterling, Virginia. Encompassing nearly twenty acres and over 70,000 square feet of improvements, the dealership is located less than five miles north of Washington Dulles Airport and approximately ten miles west of Tysons Corner.



CarMax of Dulles
Sterling, VA



The following selected financial information and discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Selected Financial Information

(In Thousands, Except Per Share Data)	[illegible]	For the Years Ended December 31, 2000	1999	1998	1997[1]
Operating Data:					
Total revenues	**$ 118,279**	$ 103,151	$ 75,873	$ 34,931	$ —
Depreciation and amortization expense	**$ 21,542**	$ 17,725	$ 15,347	$ 6,304	$ 1
General and administrative expense	**$ 7,114**	$ 6,592	$ 6,781	$ 5,487	$ 649
Interest expense	**$ 46,549**	$ 42,694	$ 24,541	$ 2,254	$ —
Net income (loss) before minority interest and extraordinary item	**$ 43,074**	$ 36,140	$ 29,204	$ 20,886	$ (650)
Minority interest[2]	**$ (11,171)**	$ (10,328)	$ (7,473)	$ (4,395)	$ —
Net income (loss) before extraordinary item	**$ 31,903**	$ 25,812	$ 21,731	$ 16,491	$ (650)
Extraordinary item[3]	**$ (526)**	$ —	$ —	$ —	$ —
Net income (loss)	**$ 31,377**	$ 25,812	$ 21,731	$ 16,491	$ (650)
Weighted average number of common shares outstanding—diluted	**24,450**	21,113	21,629	20,978	—
Diluted earnings per share before extraordinary item	**$ 1.32**	$ 1.22	$ 1.01	$ 0.79	$ —
Diluted earnings per share	**$ 1.30**	$ 1.22	$ 1.01	$ 0.79	$ —
Other Data:					
FFO[4]	**$ 64,333**	$ 53,455	$ 44,205	$ 27,047	$ (650)
AFFO[5]	**$ 60,906**	$ 51,096	$ 43,243	$ 27,047	$ (650)
Weighted average number of common shares and units outstanding—diluted	**32,726**	29,476	28,796	26,228	—
Annual dividend per share[6]	**$ 1.55**	$ 1.50	$ 1.38	$ 0.876	$ —
Properties owned at end of period	**260**	244	230	120	—

(In Thousands)	[illegible]	As of December 31, 2000	1999	1998	1997
Balance Sheet Data:					
Real estate before accumulated depreciation	**$1,229,694**	$1,037,870	$935,525	$511,132	$ —
Total assets	**1,199,700**	1,021,589	942,559	583,211	1,011
Mortgage debt	**637,656**	571,519	501,510	161,997	—
Borrowings under credit facilities	**63,508**	14,200	—	—	1,000
Total other liabilities	**21,630**	30,109	26,066	18,659	661
Minority interest	**110,885**	115,728	115,384	93,898	—
Total shareholders' equity (deficit)	**366,021**	290,033	299,599	308,657	(650)

(1) For the period from October 20, 1997 (date of inception) to December 31, 1997.

(2) Minority interest represents income attributable to the units of the Partnership owned by limited partners (other than us) of the Partnership.

(3) During the third quarter of 2001, we converted the interest rate on $150 million of debt from fixed rate to variable rate. The conversion of the interest rate on the debt resulted in a significant modification of the debt. In accordance with accounting principles generally accepted in the United States ("GAAP"), the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees relating to the debt and classified the write-off as an extraordinary item.

(4) Funds from operations ("FFO") is defined under the revised definition adopted in October 1999 by the National Association of Real Estate Investment Trusts (NAREIT) as net income (loss) before minority interest (computed in accordance with GAAP) excluding gains (or losses) from sales of property, plus depreciation and amortization of assets unique to the real estate industry, and after adjustments for unconsolidated partnerships and joint ventures.

(5) Adjusted funds from operations ("AFFO") is FFO excluding straight-lined rents.

(6) 2001 annual dividend represents first, second and third quarter dividends totaling $1.161 declared during 2001 and fourth quarter dividend totaling $0.389 declared on January 22, 2002.

Overview

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair, parts or other related businesses under long-term, triple-net leases. We focus on buying properties from dealerships that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we also provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances. As of December 31, 2001, we had invested more than $1.2 billion in 260 properties located in 27 states (Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah and Virginia), comprising approximately 1,800 acres of land and containing approximately 9.9 million square feet of buildings and improvements. Our tenants operate 365 motor vehicle franchises on our properties, representing nearly 40 brands of motor vehicles, which include all of the top selling brands in the U.S.

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The initial lease terms generally range from 10 to 20 years, with a weighted average initial lease term of approximately 13.9 years. The leases typically have options to renew upon the same terms and conditions for one or more additional periods of five to 10 years each exercisable at the option of the tenant (ranging from a total of five to 40 years).

Substantially all of our revenues are derived from (1) rents received or accrued under long-term, triple-net leases; and (2) interest earned from the temporary investment of funds in short-term investments.

We incur general and administrative expenses including, principally, compensation expense for our executive officers and other employees, professional fees and various expenses incurred in the process of identifying and acquiring additional properties. We are self-administered and managed by our trustees, executive officers and other employees. Our primary non-cash expense is the depreciation of our properties. We depreciate buildings and improvements on our properties over a 9-year to 40-year period for tax purposes and a 20-year to 40-year period for financial reporting purposes. We do not own or lease any significant personal property, furniture or equipment at any property we currently own.

Recent Developments

During the three months ended December 31, 2001, we completed approximately $28.0 million of acquisitions. These acquisitions included the purchase of two dealership properties totaling approximately $22.1 million, five facility improvements and two construction fundings totaling approximately $5.9 million, all of which were leased to existing tenants. We funded the acquisitions with funds drawn down on our credit facilities and cash on hand. These acquisitions added approximately 224,000 square feet of buildings and improvements on approximately 37 acres of land and are located in seven states (Indiana, Louisiana, New Jersey, Ohio, Oklahoma, Texas and Virginia). These properties have initial lease terms ranging from 11 to 24 years, with a weighted average initial lease term of 20.5 years. The leases have renewal options exercisable at the option of the tenant ranging from a total of 10 to 30 years.

The following transactions occurred subsequent to December 31, 2001:

During January 2002, we signed a letter of intent with Sonic Automotive, Inc. and its affiliates ("Sonic") to acquire, in a sale-leaseback transaction, 14 automotive properties valued at approximately $80 million. The properties are located in seven states (Colorado, Florida, Michigan, Nevada, North Carolina, Tennessee and Texas). These properties include 13 franchises including Cadillac, Honda, Oldsmobile and Volvo. The acquisition, which is expected to close during the second quarter of 2002, is subject to the negotiation and execution of a purchase agreement, and the completion of due diligence and customary closing conditions.

During February 2002, we converted the rent on approximately $71.2 million of property leased to Sonic from variable rate to fixed rate. At the same time, we entered into interest rate swap arrangements with a third party on approximately $58.3 million of variable rate debt that is secured primarily by such properties to fix the interest rate. The new blended rate on the debt is approximately 7.58%. Fixing the underlying debt simultaneously with the lease conversion continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term. The interest rate swaps on the debt were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity and therefore, we have determined that the derivative instruments are highly effective.

During February 2002, we extended the effective date for our existing interest rate swap on $81.2 million of variable rate debt from July 1, 2002 to November 1, 2002. The extension of the swap resulted in a change in the fixed rate from 7.31% to 7.50%. All other terms and conditions of the swap remain the same and the swap is still considered to be highly effective. Extending the effective date of the swap continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term and, at the same time, potentially garnering more spread in the short term.

2001 Acquisitions

During the year ended December 31, 2001, we completed approximately $200.4 million of acquisitions, which included 20 dealership properties, facility improvements and expansions on 11 previously acquired properties and three construction fundings. We funded the acquisitions with net proceeds from our underwritten public equity offering that closed during the third quarter, the issuance of approximately 80,000 units of limited partnership interest in the Partnership ("Units") (valued at approximately $1.2 million at the time of acquisition), the issuance of long-term debt, funds drawn down on our credit facilities and cash on hand. These acquisitions added approximately 1.1 million square feet of buildings and improvements on approximately 290 acres of land and are located in 15 states (Alabama, California, Florida, Georgia, Indiana, Louisiana, Maryland, New Jersey, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas and Virginia). These properties have initial lease terms generally ranging from 10 to 24 years, with a weighted average initial lease term of 15.7 years. The leases, in general, have renewal options exercisable at the option of the tenant ranging from a total of 10 to 40 years.

Results of Operations

Comparison of 2001 to 2000

Revenue

Rental. Rental revenue for the year ended December 31, 2001 increased 15% to $117.8 million, as compared to $102.1 million for 2000. The increase was primarily attributable to the growth of our real estate portfolio and the timing of our property acquisitions, from which we generate our rental income. We owned 260 properties as of December 31, 2001, versus 244 properties as of December 31, 2000. In addition, included in rental revenue for the years ended December 31, 2001 and 2000 were straight-lined rents totaling $3.4 million and $2.4 million, respectively.

The increase in rental revenue was partially offset by a decrease in lease rates on our variable rate leases. As of December 31, 2001, $314.2 million of our $1.2 billion real estate portfolio, or 26%, was subject to variable rate leases. This compares to $78.8 million of our $1.04 billion real estate portfolio, or 8%, that was subject to variable rate leases as of December 31, 2000. We had a corresponding decrease in interest rates on our variable rate debt resulting in reduced interest expense, which is more fully described below. Under our variable rate lease program, rental income attributable to the leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. Of the total variable rate leases, the majority of the lease agreements contain minimum rates and fixed rate conversion features, and none of such leases contain a maximum rate. Of the total amount of variable rate lease additions during 2001, approximately $185.3 million related to properties leased to Sonic that were converted from fixed rate to variable rate during the third quarter of 2001 and the remaining $50.1 million was from acquisitions completed during the year. We also converted the interest rate on the underlying debt that is secured primarily by such properties from fixed rate to variable rate as discussed below.

Interest and Other. Interest and other income for the year ended December 31, 2001 decreased 54% to $479,000 from $1.1 million for 2000. The decrease was primarily due to a decrease in interest earned on temporary investments as well as a decrease in the gain on the sale of properties, which decreased 30% to $218,000 from $311,000 in 2000.

Expenses

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2001 increased 22% to $21.5 million from $17.7 million for 2000 and consisted primarily of depreciation on buildings and improvements owned during those years. The increase is attributable to the growth of our real estate portfolio, resulting in an increase in our depreciable assets.

General and Administrative. General and administrative expenses for the year ended December 31, 2001 increased 8% to $7.1 million, as compared to $6.6 million for 2000. The increase in 2001 operating expenses from the prior year is due primarily to (1) an increase in payroll and related expenses primarily attributable to the issuance of additional stock-based compensation awarded to employees, an increase in bonuses awarded, as well as an increase in the number of employees; (2) an increase in state income taxes due to the growth of our real estate portfolio during 1999 and 2000; and (3) additional costs associated with our marketing and investor relations program. The increase from prior year was partially offset by a decrease in professional services and travel costs and a $300,000 write-down during the third quarter of 2000 of our investment in a start-up, on-line procurement solution company for the automotive retail industry. The investment was written off because they ceased operations due to their inability to secure the capital necessary to fund their business.

Interest. Interest expense for the year ended December 31, 2001 increased 9% to $46.5 million from $42.7 million for 2000. The increase was due to an increase in debt outstanding during that time period (including mortgage debt and borrowings under our credit facilities), which was obtained primarily to fund acquisitions. As discussed above, the increase was partially offset by a decrease in interest rates on our variable rate debt. Our variable rate debt totaled $380.8 million as of December 31, 2001 (including $81.2 million of variable rate debt that will become fixed rate debt effective July 1, 2002 pursuant to an interest rate swap arrangement, which has subsequently been extended to November 1, 2002 as described in the Recent Developments section herein). The effective interest rate on our debt, which includes deferred loan fees amortized over the life of the loans, decreased from 8.13% in 2000 to 7.36% in 2001. Debt outstanding as of December 31, 2001 was approximately $701.2 million (consisting of approximately $320.4 million of fixed rate and approximately $380.8 million of variable rate debt) compared to $585.7 million (consisting of approximately $481.9 million of fixed rate and approximately $103.8 million of variable rate debt) as of December 31, 2000.

Extraordinary Item—Extinguishment of Debt

During the third quarter of 2001, we converted $150.0 million of fixed rate debt due September 29, 2011 to variable rate debt. The debt was converted in conjunction with our conversion from fixed rate to variable rate leases relating to approximately $185.3 million of property which Sonic leases, as discussed above. The new debt terms require monthly payments (including interest and principal), and provide for interest at the 30-day LIBOR rate plus 227 basis points versus a fixed rate of 8.03%. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees related to the fixed rate debt and classified the write-off as an extraordinary item on the Company's consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share.

Comparison of 2000 to 1999

Revenue

Rental. Rental revenue for the year ended December 31, 2000 increased 37% to $102.1 million, as compared to $74.3 million for 1999. The increase was primarily attributable to the growth of our real estate portfolio and the timing of our property acquisitions, from which we generate our rental income. We owned 244 properties as of December 31, 2000, versus 230 properties as of December 31, 1999 (77 of which were acquired in the second half of 1999). In addition, included in rental revenue for the years ended December 31, 2000 and 1999 were straight-lined rents totaling $2.4 million and $962,000, respectively. During the third quarter of 1999, we began, on a prospective basis, straight-lining our rents for our leases with fixed minimum escalators. Prior to the third quarter of 1999, we had assessed the impact of straight-lining our fixed minimum escalator rental income and determined that the amounts were not material to our financial statements. As a result, we did not straight-line the impact of fixed minimum escalator rental income, but rather recorded any increases to rental income from escalators when the increased amounts were due from tenants. During the third quarter of 1999, we determined that, due to our growth as a result of acquisitions and the increase in the number of leases that included fixed minimum escalators, the impact of not straight-lining the fixed minimum escalators would start to become material to our financial statements during the third quarter of 1999. As a result, we decided to change our policy and began straight-lining the impact of the fixed minimum escalators beginning with our third quarter 1999 financial statements. The impact of not straight-lining the rent for the year ended December 31, 1998 and for the six months ended June 30, 1999 was not material to those periods, nor was the effect of the change in policy material to fiscal year 1999. For these reasons, we accounted for the change in accounting policy on a prospective basis.

Interest and Other. Interest and other income for the year ended December 31, 2000 decreased 32% to $1.1 million from $1.5 million for 1999. The decrease was primarily due to a decrease in interest earned on temporary investments. There was a timing difference between when the funds were received on debt issued during 1999 and the closing of the acquisitions in which the funds were utilized, thereby causing excess cash on hand during part of the year. These net proceeds were fully used during 1999. Partially offsetting the decrease in interest income was an increase in the gain on the sale of properties, which increased 27% to $311,000 from $245,000 in 1999.

Expenses

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2000 increased 15% to $17.7 million from $15.3 million for 1999 and consisted primarily of depreciation on buildings and improvements owned during those years. The increase is attributable to the growth of our real estate portfolio, resulting in an increase in our depreciable assets. Partially offsetting the increase was a change in the depreciable life on the majority of our buildings and improvements that were acquired prior to 1999 and that were being depreciated over 20 years. During the first half of 1999, we began undertaking a review of the estimated useful lives we were using on our real estate portfolio. Our review was completed in the third quarter of 1999. Our business reasons for undertaking a review of the estimated remaining useful lives of our properties acquired prior to 1999 were as follows: (i) we began acquiring properties during 1998 and 1999 from publicly-traded automotive dealership groups and we investigated the depreciation policies of these publicly-traded dealership groups and determined that many were depreciating the types of buildings and improvements that we were acquiring over periods in excess of 30 years; and (ii) our tenants are continually remodeling and upgrading their dealerships to adhere to manufacturer specifications (for example, the appearance of the franchised automotive dealership) and we believed, and continue to believe, that the remodeling and upgrading of our properties by our tenants preserves the value of the properties to a greater extent than normal maintenance and, therefore, justifies a longer estimated useful life for the properties. This information provided us with better insight and improved judgment with respect to approximating the remaining useful lives of the properties included in our portfolio. Furthermore, as part of our due diligence process, we generally engage third parties to perform appraisals and/or structural reviews on each property. These reports generally provide the age and the remaining estimated useful life of the buildings and improvements. The information obtained from these reports further supported our conclusion that a longer depreciable life was warranted. Based on this analysis, it was determined that the average remaining useful life of our buildings and improvements that were acquired prior to 1999 was approximately 30 years. Not all assets were found to have a remaining useful life of 30 years, however. As a result, we revised the depreciable lives on those properties whose remaining useful life approximated 30 years to 30 years and for those assets with a remaining useful life of less than 30 years, we continue to depreciate the buildings and improvements over 20 years. The change in depreciable life is considered a change in an accounting estimate and has been recorded on a prospective basis beginning in the third quarter of 1999. This change decreased depreciation expense on the assets acquired prior to 1999 by approximately $2.2 million for the year ended December 31, 2000, as compared to the same period in 1999.

General and Administrative. General and administrative expenses for the year ended December 31, 2000 decreased 3% to $6.6 million, as compared to $6.8 million for 1999. General and administrative expenses, excluding the write-off of our $300,000 investment in BBCN, a start-up on-line procurement company for the automotive retail industry, decreased by approximately $489,000, or 7%, from 1999. During 2000, we wrote off our investment in BBCN as they ceased operations due to their inability to secure the necessary capital to fund their business. Excluding the BBCN write-off, the decrease in general and administrative expenses was primarily due to a decrease in payroll and related expenses attributable to staffing reductions that occurred throughout 1999 and a reduction in marketing and advertising expenses.

Interest. Interest expense for the year ended December 31, 2000 increased to $42.7 million from $24.5 million for 1999. The increase was due to interest incurred for the entire year on debt issued in the second half of 1999 and interest incurred on our credit facilities and additional new debt issued in 2000 to fund acquisitions. In addition, as a result of rising interest rates on new debt issued during 2000, the effective interest rate (including deferred loan fees amortized over the life of the loans) of the Company's outstanding debt rose from 8.0% in 1999 to 8.13% in 2000. Interest expense also increased because of the additional costs incurred to maintain properties in our borrowing base under our short-term credit facilities. Debt outstanding as of December 31, 2000 was approximately $585.7 million (consisting of approximately $481.9 million of fixed rate indebtedness and approximately $103.8 million of variable rate indebtedness) compared to $501.5 million (consisting of approximately $491.5 million of fixed rate indebtedness and approximately $10.0 million of variable rate indebtedness) as of December 31, 1999.

Comparison of 1999 to 1998

Although we were formed prior to January 1, 1998, we did not complete our initial public offering ("IPO") until February 19, 1998, at which time we purchased our initial properties and began generating rental income.

Revenue

Rental. Rental revenue for the year ended December 31, 1999 increased 175% to $74.3 million, as compared to $27.0 million for 1998. The increase was primarily attributable to the growth of our real estate portfolio and the timing of our property acquisitions (230 properties owned as of December 31, 1999, versus 120 properties as of December 31, 1998), from which we generate our rental income. In addition, during the third quarter of 1999, we began, on a prospective basis, straight-lining our rents for leases with fixed minimum escalators. See the "Results of Operations—Comparison of 2000 to 1999" for the basis for our change in policy. This increased rental revenue for the year ended December 31, 1999 by approximately $962,000.

Interest and Other. Interest and other income for the year ended December 31, 1999 decreased 81% to $1.5 million from $7.9 million for 1998. Interest and other income during the year ended December 31, 1998 was primarily generated from the investment of the excess of the net proceeds of a private placement offering and our IPO including the exercise of the underwriters' over-allotment option (both of which were completed during the first quarter of 1998). These net proceeds were fully used during 1998 and therefore did not generate interest income during 1999. Interest and other income during 1999 was primarily generated from the investment of the excess of debt issuance proceeds over the amount invested in properties and a $245,000 gain on the sale of properties during 1999.

Expenses

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 1999 increased 143% to $15.3 million from $6.3 million for 1998 and consisted primarily of depreciation on buildings and improvements owned during those years. The increase is attributable to the growth of our real estate portfolio, resulting in an increase in our depreciable assets. Partially offsetting the increase was a change in the depreciable life on the majority of our buildings and improvements that were acquired prior to 1999 that were being depreciated over 20 years. See the "Results of Operations—Comparison of 2000 to 1999" for a description of the change in the depreciable life. The impact of this change decreased depreciation and amortization expense by approximately $2.2 million for the year ended December 31, 1999.

General and Administrative. General and administrative expenses for the year ended December 31, 1999 increased 24% to $6.8 million, as compared to $5.5 million for 1998. The increase is primarily due to increased payroll and related benefits attributable to personnel additions throughout 1998 and severance payments made in connection with staffing reductions during the first quarter of 1999. Also contributing to the increase were increased marketing expenses as well as increased professional fees and other administrative costs associated with increased public reporting requirements. These increases were partially offset by the reduction in payroll and related expenses as a result of staffing reductions throughout 1999 and the closing of the Chicago office during the second quarter of 1999.

Interest. Interest expense for the year ended December 31, 1999 increased to $24.5 million from $2.3 million for 1998. The increase was due to interest charged on issued debt in late 1998 and throughout 1999 (including mortgage debt and borrowings under our credit facility). Debt outstanding as of December 31, 1999 was approximately $501.5 million (consisting of approximately $491.5 million of fixed rate indebtedness and approximately $10.0 of variable rate indebtedness) compared to $162.0 million (all of which was fixed rate indebtedness) as of December 31, 1998.

Liquidity and Capital Resources

Cash and cash equivalents were $9.5 million and $6.3 million at December 31, 2001 and December 31, 2000, respectively. The changes in cash and cash equivalents during the years ended December 31, 2001 and 2000 were attributable to operating, investing and financing activities, as described below.

Operating Activities

Cash provided by operating activities for the years ended December 31, 2001 and 2000 was $59.3 million and $56.0 million, respectively, and represents, in each year, cash received primarily from rents under long-term, triple-net leases, plus interest and other income, less normal recurring general and administrative expenses and interest payments on debt outstanding.

Investing Activities

Cash used in investing activities for the years ended December 31, 2001 and 2000 was $190.7 million and $98.7 million, respectively, and primarily reflects the acquisition of dealership properties, facility improvement and expansion fundings and construction financings, net of sales of properties, during those years.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2001 and 2000 was $134.5 million and $37.1 million, respectively. Cash provided by financing activities for the year ended December 31, 2001 primarily reflects:

- $192.3 million of proceeds received from borrowings on our revolving credit facilities;
- $83.3 million of proceeds received from mortgage debt incurred during the year;
- $61.3 million of proceeds received from our follow-on offering, net of costs, and
- $13.4 million of proceeds received from the issuance of other common shares, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $143.0 million;
- distributions made to shareholders and minority partners during the year totaling $49.7 million;
- payments of principal on outstanding mortgage debt totaling $17.1 million;
- payments made to purchase outstanding warrants to purchase common shares totaling $4.7 million;
- the redemption of Units totaling $1.0 million; and
- the repurchase of common shares pursuant to our Common Share Repurchase Program totaling $142,000.

Cash provided by financing activities for the year ended December 31, 2000 primarily reflects:

- $80.1 million of proceeds received from mortgage debt incurred during the year;
- $60.4 million of proceeds received from borrowings on our revolving credit facilities; and
- $6.1 million of proceeds received from the issuance of other common shares, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $46.2 million;
- payments of principal on outstanding mortgage debt totaling $10.1 million;
- distributions made to shareholders and minority partners during the year totaling $43.4 million; and
- the repurchase of common shares pursuant to our Common Share Repurchase Program totaling $9.9 million.

Mortgage Debt and Revolving Credit Facilities

As of December 31, 2001, we had total debt outstanding of $701.2 million. Of this debt, approximately $637.7 million (consisting of $320.4 million of fixed rate and $317.3 million of variable rate debt) was mortgage debt secured by approximately 220 of our properties. In addition, we had $63.5 million outstanding on our revolving credit facilities.

The following is a summary of our total debt outstanding as of December 31, 2001 and 2000 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2001	Principal Balance as of December 31, 2000	2001 Effective Interest Rate*	Term/ Amortization Schedule
7.59% fixed rate debt due 12/1/08[1]	$ 38,050	$ 35,886	$ 37,103	8.00%	10 yr/17 yr
7.635% fixed rate debt due 10/1/14[2]	111,950	98,891	103,749	7.94%	15 yr/15 yr
8.05% fixed rate debt due 10/1/14[3]	85,000	78,319	81,560	8.33%	15 yr/15 yr
7.54% fixed rate debt due 7/6/11[4]	100,000	96,132	98,093	7.71%	12 yr/25 yr
8.03% fixed rate debt due 9/29/11[5]	150,000	—	150,000	8.08%	
7.50% fixed rate debt due 1/20/03[6]	12,000	11,108	11,421	7.76%	4.25 yr/ 20 yr
Total Mortgage Fixed Rate Debt	$497,000	$320,336	$481,926	7.99%	
Variable rate debt due 9/29/11[5]	150,000	149,419	—	5.18%	12 yr/25 yr
Variable rate debt due 8/10/13[7]	82,600	81,223	—	4.78%	12 yr/30 yr
Various variable rate debt[8]	90,554	86,678	89,593	6.66%	10 to 12 yr/ 25 to 30 yr
Total Mortgage Variable Rate Debt	$323,154	$317,320	$ 89,593	6.60%	
Total Mortgage Debt		$637,656	$571,519	7.28%	
$50 million revolving partially secured facility[9]		17,400	14,198	6.29%	3 yr
$100 million revolving secured facility[10]		46,108	2	6.56%	1 yr
Total Credit Facilities		$ 63,508	$ 14,200	6.46%	
Total Debt Outstanding		$701,164	$585,719	7.36%	

* *Includes deferred loan fees amortized over the life of the loans.*

(1) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.4 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $63.1 million. The Partnership has provided a guaranty limited to approximately $8.9 million of this loan, contingent upon the occurrence of certain circumstances.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $1.8 million. The loan is secured by mortgages on 49 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $177.1 million. The Partnership has provided a guaranty limited to approximately $26.1 million of this loan, contingent upon the occurrence of certain circumstances.

(3) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $2.9 million. The loan is secured by mortgages on 28 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $148.8 million. The loan described in footnote (2) and this loan are cross-collateralized.

(4) The loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $73.3 million. The loan is secured by 48 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $169.4 million.

(5) This loan was converted from fixed rate to variable rate during the third quarter of 2001. Following the conversion, the loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $114.4 million. The loan is secured by 60 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $211.2 million.

(6) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $10.8 million. The note is secured by four of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $22.6 million.

(7) The loan requires quarterly interest payments and level principal payments with a final payment at maturity of approximately $49.6 million. The note is secured by nine of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $102.1 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. At the end of the third quarter, the Company entered into an agreement with a third party to swap the variable rate to a 7.31% fixed rate, effective July 1, 2002, which has subsequently been extended to November 1, 2002 at a fixed rate of 7.50% as described in the Recent Developments section herein. See "Interest Rate Swap" below.

(8) These loans bear interest at variable rates ranging from 200 to 215 basis points per annum above the A1-P1 Commercial Paper Rate and have maturity dates ranging from December 22, 2009 to December 18, 2012. The terms of the various loans require quarterly interest payments and level principal payments until maturity, at which time the loans require final payments totaling approximately $51.3 million. Excluding $19.2 million of the variable rate debt, the loans are secured by 16 properties, which as of December 31, 2001 have an aggregate net book value of approximately $84.6 million. The remaining $19.2 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (4).

(9) Amounts borrowed under the facility bear interest equal to the 30-day LIBOR rate plus 175 basis points. The loan requires the repayment of secured borrowings within 12 months and unsecured borrowings within 150 days. The facility matured on March 3, 2002 and has been extended until such time it is replaced by a new unsecured revolving credit facility. We have received a commitment for a $60 million unsecured revolving credit facility. The facility will be syndicated with five participating financial institutions including three funding sources that are new for us. The commitment provides for a three-year term with interest equal to the 30-day LIBOR rate plus 200 basis points and requires the repayment of borrowings within 180 days. This facility is expected to close by the end of the first quarter of 2002 and will replace our existing $50 million partially secured revolving credit facility.

(10) Amounts borrowed under the facility bear interest equal to the 30-day LIBOR rate plus 225 basis points. The loan requires the repayment of principal within 150 days. The facility has a one-year term, which terminates on March 21, 2003, and is renewable annually. Effective March 22, 2002, amounts borrowed under the facility will bear interest at market rates determined at the time of each draw until such time as we and the lender set an interest rate for any future amounts borrowed under the facility.

The more significant debt covenants related to our mortgage debt and credit facilities limit the Company's debt to 65% of assets (calculated as total assets plus accumulated depreciation) and require the Company to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2001, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

Interest Rate Swap

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999; however, during the second quarter of 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB

Statement No. 133," which deferred the effective date until June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, which required that all companies be in compliance with SFAS No. 133 as of January 1, 2001. SFAS No. 133 does not require restatement of financial statements from prior periods. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted SFAS No. 133 on January 1, 2001. There was no impact to our financial statements at the time of adoption.

During the third quarter of 2001, we borrowed $82.6 million of long-term debt drawn under a $150 million commitment for secured financing from Toyota Financial Services. The terms of the debt provide for a 12-year term with interest at a spread over the one-month LIBOR rate. At the end of the third quarter, we entered into an agreement with a third party to swap the variable rate to a 7.31% fixed rate, effective July 1, 2002, which has subsequently been extended to November 1, 2002 at a fixed rate of 7.50% as described in the Recent Developments section herein. Fixing the rate of this debt with an interest rate swap continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term. The swap was designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap and the underlying terms of the debt, we determined that the derivative instrument is highly effective. Consequently, the unrealized gain or loss upon measuring the swap at its fair value is recorded as a component of accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets and statements of changes in shareholders' equity and other comprehensive income, and, depending on the fair value of the swap, as either a derivative instrument asset or derivative instrument liability on our consolidated balance sheets. As of December 31, 2001, we had an unrealized gain on the swap of approximately $2.2 million, which is included in other assets on our consolidated balance sheets and accumulated other comprehensive income within our consolidated balance sheets and statements of changes in shareholders' equity and other comprehensive income.

Liquidity Requirements

Short-term liquidity requirements consist primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional and replacement debt), recurring corporate expenditures, distributions to shareholders and holders of Units ("Unitholders"), and amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings. We expect to meet these requirements (other than amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings) through cash provided from operations and our existing credit facilities. We anticipate that any additional acquisitions of properties, facility improvement and expansion fundings and construction financings during the next 12 months will be funded with amounts available under our existing long-term debt commitments, future long-term secured and unsecured debt and the issuance of common or preferred equity or Units, each of which may be initially funded with our existing credit facilities. Acquisitions of properties, facility improvement and expansion fundings and construction financings will be made subject to our investment objectives and policies with the intention of maximizing both current income and long-term growth in income.

As of December 31, 2001, long-term liquidity requirements consisted primarily of maturities under our long-term debt. We anticipate that long-term liquidity requirements will also include amounts required for acquisitions of properties, facility improvement and expansion fundings and construction financings. We expect to meet long-term liquidity requirements through long-term secured and unsecured borrowings and other debt and equity financing alternatives. The availability and terms of any such financing will depend upon market and other conditions.

Aggregate annual principal maturities of mortgage debt as of December 31, 2001 are as follows (in thousands):

For the Year Ended December 31,	
2002	$ 18,754
2003	31,999
2004	22,298
2005	23,629
2006	24,975
Thereafter	516,001
Total	$637,656

During the second quarter of 2001, we received a commitment for $150.0 million of long-term secured financing from Toyota Financial Services. The commitment can be drawn down in multiple fundings under one or more debt instruments, and each funding is subject to customary conditions precedent and the lender's satisfaction with the loan documentation. The terms of the commitment provide for a 12-year term with interest at a spread over the one-month LIBOR rate. During the third quarter of 2001, we borrowed $82.6 million under this commitment to partially fund third quarter acquisitions and to repay amounts outstanding under our short-term credit facilities. As of December 31, 2001, we had $67.4 million available under this commitment.

On August 8, 2001, we sold 3,852,500 common shares (which includes the full exercise of the underwriters' over-allotment option to purchase 502,500 common shares) in an underwritten public offering at a price to the public of $17.00 per share under our shelf registration statement filed with the SEC on March 2, 1999 (the "Shelf Registration Statement"). Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.3 million. After the offering, $134.5 million remains available under the Shelf Registration Statement for the issuance of securities. The Company contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and the Partnership used the proceeds to fund a portion of the purchase price of third quarter acquisitions.

During the fourth quarter of 2001, we received a commitment for a $60 million unsecured revolving credit facility. The facility will be syndicated with five participating financial institutions including three funding sources that are new for us. The commitment provides for a three-year term with interest equal to the 30-day LIBOR rate plus 200 basis points and requires the repayment of borrowings within 180 days. This facility is expected to close by the end of the first quarter of 2002 and will replace our existing $50 million partially secured revolving credit facility.

We have adopted a policy to limit debt to approximately 65% of our assets (calculated as total assets plus accumulated depreciation). As of December 31, 2001, our debt was approximately 56% of our assets. This policy may be changed by our Board of Trustees at any time without shareholder approval. In addition, to minimize interest rate risk, we typically match the average term of our long-term leases with the average term of our debt as well as the type of leases with the type of debt (fixed or variable) in order to maintain an investment spread over the lease term. We describe this process as "match-funding." We currently intend to match-fund at least 70% of our total outstanding long-term debt with long-term leases. We may change the 70% guideline at any time without shareholder approval. As of December 31, 2001, approximately 82% of our debt outstanding (including the $81.2 million of variable rate debt that will become fixed rate debt effective July 1, 2002 under an interest rate swap arrangement, which has subsequently been extended to November 1, 2002 as described in the Recent Developments section herein) was substantially match-funded, non-recourse debt. As of December 31, 2001, our long-term debt had a weighted average remaining term of 10.6 years, and our leases had a weighted average remaining term of 11.8 years.

We may offer our tenants the option of utilizing our variable rate lease program. Under this program, base rent changes monthly based upon a spread over an applicable index, typically LIBOR. In addition, the monthly base rent is typically adjusted upward periodically, usually based on a factor of the change in the CPI. As of December 31, 2001, $314.2 million of our $1.2 billion real estate portfolio, or 26%, was subject to variable rate leases. Of the total variable rate leases, the majority of the lease agreements contain minimum rates and fixed rate conversion features, and none of such leases contain a maximum rate. Upon conversion, the fixed base rent typically continues to be adjusted upward periodically based on a factor of the change in the CPI. These types of leases generally are or will be financed with long-term, variable rate debt, thereby fixing our investment spread. As of December 31, 2001, $380.8 million of our total outstanding debt was variable rate debt, which includes $81.2 million of variable rate debt that will become fixed rate debt effective July 1, 2002 under an interest rate swap arrangement, which has subsequently been extended to November 1, 2002 as described in the Recent Developments section herein. We believe the existing mix of variable rate leases and variable rate debt maintains our balance sheet flexibility, while continuing our policy of minimizing interest rate risk.

In light of our current financial position, we believe that we will be able to obtain additional financing for our short-term and long-term liquidity requirements without exceeding our current debt to asset ratio policy. We have used and may continue to use interest rate swap arrangements to minimize interest rate risk and to match-fund our long-term debt with our long-term leases. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us.

Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. During 2000, we repurchased 900,000 common shares at an average price of $10.96 per common share. From the inception of the common share repurchase program through December 31, 2001, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

Dividend Reinvestment and Share Purchase Plan

During April 2000, the Company implemented a Dividend Reinvestment and Share Purchase Plan, which was subsequently amended in March 2001 (the "DRIP"). Under the DRIP, current shareholders and Unitholders are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the

$10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%). Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from the Company or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 508,000 and 458,000 common shares under the DRIP and received approximately $7.4 and $5.9 million in proceeds for the years ended December 31, 2001 and 2000, respectively.

Purchase of Warrants Outstanding to Purchase Common Shares

During the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The purchase price was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remainder was paid in January 2002, and was funded with debt and cash on hand. The exercise price per share for the common shares underlying the warrants was $15.00 and substantially all warrants would have expired in February 2003. The purchase of the warrants is considered a retirement of an equity instrument for GAAP purposes and therefore recorded as a charge to shareholders' equity. As of December 31, 2001, we had warrants outstanding to acquire a total of 105,000 common shares, at an exercise price of $15.00 per share. All warrants outstanding as of December 31, 2001 are for terms of five years and expire no later than January 2004.

Funds from Operations

Funds From Operations ("FFO") is defined under the revised definition adopted in October 1999 by the National Association of Real Estate Investment Trusts (NAREIT) as net income (loss) before minority interest and extraordinary item (computed in accordance with GAAP) excluding gains (or losses) from sales of property, plus depreciation and amortization of assets unique to the real estate industry, and after adjustments for unconsolidated partnerships and joint ventures. Adjusted FFO ("AFFO") is FFO less straight-lined rents.

NAREIT developed FFO as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO and AFFO meaningful, additional measures of operating performance because they primarily exclude the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted them as performance measures. Comparison of our presentation of FFO, using the NAREIT definition, and AFFO, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO and AFFO for the years ended December 31, 2001 and 2000 is computed as follows (in thousands):

	2001	2000
Net income before minority interest	**$43,074**	$36,140
Real estate depreciation and amortization	**21,477**	17,626
Gain on sale of assets	**(218)**	(311)
FFO	**64,333**	53,455
Less: straight-lined rents	**(3,427)**	(2,359)
AFFO	**$60,906**	$51,096
Weighted average number of common shares and units used to compute basic FFO and AFFO per share	**31,708**	29,274
Weighted average number of common shares and units used to compute fully diluted FFO and AFFO per share	**32,726**	29,476

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. In general, our policy of substantially match-funding at least 70% of our long-term debt with long-term leases reduces our exposure to interest rate fluctuations. We have used and may continue to use interest rate swap arrangements to minimize interest rate risk and to match-fund our long-term debt with our long-term leases. We do not enter into interest rate swap arrangements for trading purposes.

During the year ended December 31, 2001, our fixed rate debt decreased from $481.9 million at December 31, 2000 to $320.4 million as of December 31, 2001. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments at December 31, 2001 had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased, respectively, by approximately $16.9 million.

During the year ended December 31, 2001, our variable rate debt increased from $103.8 million as of December 31, 2000 to $380.8 million as of December 31,

2001. In addition, our real estate investments which are leased by tenants utilizing our variable lease rate program increased from $78.8 million as of December 31, 2000 to $314.2 million as of December 31, 2001. Interest rate fluctuations may affect our annual interest expense on our variable rate debt as well as our annual rental income on our variable rate leases. Because the interest rates on our short-term and long-term variable rate debt and the base rents on our variable rate leases are based on a spread over an applicable index, the increase or decrease in interest expense as a result of a one percentage point increase or decrease in the interest rate on our variable rate debt would be substantially offset by the increase or decrease in the rental income from our variable rate leases as a result of the increase or decrease in the index used to calculate the base rent. As a result, we believe that our net income would not change substantially as a result of changes in interest rate. Therefore, we exclude the $314.2 million from our total variable rate debt of $380.8 million (including the $81.2 million of variable rate debt that will become fixed rate debt effective July 1, 2002 under an interest rate swap arrangement, which has subsequently been extended to November 1, 2002 as described in the Recent Developments section herein) in calculating the effect of a change in interest rates on our variable rate debt. It should also be noted that the majority of our variable rate lease agreements contain minimum rates designed to protect us from a decrease in interest rates. A change in interest rates would, however, affect the interest due on our remaining $66.6 million of variable rate debt. If interest rates on this portion of our variable rate debt had been one percentage point higher or lower, our annual interest expense relating to those debt instruments would have increased or decreased, respectively, by approximately $666,000, based on balances at December 31, 2001.

Market Information and Distributions

Our common shares have traded on the Nasdaq National Market under symbol "CARS" since February 13, 1998 (the date of our IPO). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated.

	Share Price		
	High	Low	Distributions
2001			
Fourth quarter	**$20.7400**	**$17.630**	**$0.3890**
Third quarter	**18.5500**	**16.460**	**0.3880**
Second quarter	**18.9500**	**15.360**	**0.3870**
First quarter	**16.1875**	**12.875**	**0.3860**
2000			
Fourth quarter	$14.5625	$12.375	$0.3850
Third quarter	15.6250	12.000	0.3775
Second quarter	16.0625	11.500	0.3725
First quarter	13.0625	10.625	0.3650

On February 28, 2002, there were 314 holders of record of our common shares and approximately 10,000 beneficial shareholders because certain common shares are held of record by depositories, brokers and other nominees.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included in our Annual Report describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of this Annual Report may also describe forward-looking information. Many things can happen that can cause our actual results to be very different than those described. These factors include, but are not limited to: risks that our tenants will not pay rent; risks that our growth will be limited if we cannot obtain additional capital; risks of financing, such as our ability to consummate planned and additional financings on terms which are acceptable to us and our ability to meet existing financial covenants; risks that planned and additional acquisitions may not be consummated; risks that our operating costs will be higher than expected; risks related to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer's production, inventory, marketing or other practices or changes in the economy generally; environmental and other risks associated with the acquisition and leasing of automotive properties; and risks related to our status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors from our Form 8-K/A filed on January 22, 2002, as well as the other information in this Annual Report or referred to in this Annual Report, before buying our common shares.

	As of December 31,	
(In Thousands, Except Share and Per Share Data)	2001	2000
ASSETS		
Real estate:		
Land	$ 508,556	$ 446,418
Buildings and improvements	721,138	591,452
Accumulated depreciation	(59,789)	(38,644)
	1,169,905	999,226
Cash and cash equivalents	9,490	6,298
Other assets, net	20,305	16,065
Total Assets	$1,199,700	$1,021,589
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage debt	$ 637,656	$ 571,519
Borrowings under credit facilities	63,508	14,200
Accounts payable and accrued expenses	14,661	24,254
Security deposits payable	6,969	5,855
Total Liabilities	722,794	615,828
Minority interest	110,885	115,728
Shareholders' Equity:		
Preferred shares, par value $.01 per share; 20 million shares authorized, no shares issued or outstanding	—	—
Common shares, par value $.01 per share; 100 million shares authorized, 26,428,188 shares issued and outstanding as of December 31, 2001 and 21,185,240 shares issued and outstanding as of December 31, 2000	264	212
Additional paid-in capital	378,923	307,715
Accumulated other comprehensive income	2,249	—
Distributions in excess of accumulated earnings	(15,415)	(17,894)
Total Shareholders' Equity	366,021	290,033
Total Liabilities and Shareholders' Equity	$1,199,700	$1,021,589

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
(In Thousands, Except Per Share Data)	**2001**	2000	1999
Revenue:			
Rental	**$117,800**	$102,101	$74,339
Interest and other	**479**	1,050	1,534
Total revenue	**118,279**	103,151	75,873
Expenses:			
Depreciation and amortization	**21,542**	17,725	15,347
General and administrative	**7,114**	6,592	6,781
Interest	**46,549**	42,694	24,541
Total expenses	**75,205**	67,011	46,669
Net income before minority interest and extraordinary item	**43,074**	36,140	29,204
Minority interest	**(11,171)**	(10,328)	(7,473)
Net income before extraordinary item	**31,903**	25,812	21,731
Extraordinary item—Extinguishment of debt	**(526)**	—	—
Net income	**$ 31,377**	$ 25,812	$21,731
Shares of common stock outstanding used to compute basic earnings per share	**23,432**	20,911	21,607
Basic earnings per share before extraordinary item	**$ 1.36**	$ 1.23	$ 1.01
Basic earnings per share	**$ 1.34**	$ 1.23	$ 1.01
Shares of common stock outstanding used to compute diluted earnings per share	**24,450**	21,113	21,629
Diluted earnings per share before extraordinary item	**$ 1.32**	$ 1.22	$ 1.01
Diluted earnings per share	**$ 1.30**	$ 1.22	$ 1.01

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(In Thousands, Except Share Data)	Common Shares: Shares	Common Shares: Par Value	Additional Paid-In Capital	Distributions In Excess of Accumulated Earnings	Accumulated Other Comprehensive Income	Total	Other Comprehensive Income
Balance at December 31, 1998	21,607,415	$216	$312,466	$ (4,025)	$ —	$308,657	$ —
Adjustment to reflect minority interest ownership in Partnership	—	—	(1,356)	—	—	(1,356)	—
Registration fees and other	—	—	432	—	—	432	—
Dividends declared	—	—	—	(29,865)	—	(29,865)	—
Net income	—	—	—	21,731	—	21,731	21,731
Balance at December 31, 1999	21,607,415	$216	$311,542	$(12,159)	$ —	$299,599	$21,731
Adjustment to reflect minority interest ownership in Partnership	—	—	(688)	—	—	(688)	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	457,835	5	5,870	—	—	5,875	—
Exercise of common stock options	19,990	—	280	—	—	280	—
Registration fees	—	—	(27)	—	—	(27)	—
Stock compensation expense	—	—	592	—	—	592	—
Repurchase of common shares	(900,000)	(9)	(9,854)	—	—	(9,863)	—
Dividends declared	—	—	—	(31,547)	—	(31,547)	—
Net income	—	—	—	25,812	—	25,812	25,812
Balance at December 31, 2000	21,185,240	$212	$307,715	$(17,894)	$ —	$290,033	$25,812
Adjustment to reflect minority interest ownership in Partnership	—	—	381	—	—	381	—
Proceeds from follow-on offering, net of costs	3,852,500	38	61,222	—	—	61,260	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	508,237	5	7,327	—	—	7,332	—
Exercise of common stock options and warrants	417,942	4	6,105	—	—	6,109	—
Redemption of units of limited partnership interest in the Partnership to common shares	474,269	5	6,104	—	—	6,109	—
Purchase of outstanding warrants to purchase common shares	—	—	(10,754)	—	—	(10,754)	—
Stock compensation expense	—	—	965	—	—	965	—
Repurchase of common shares	(10,000)	—	(142)	—	—	(142)	—
Change in valuation of interest rate swap	—	—	—	—	2,249	2,249	2,249
Dividends declared	—	—	—	(28,898)	—	(28,898)	—
Net income	—	—	—	31,377	—	31,377	31,377
Balance at December 31, 2001	**26,428,188**	**$264**	**$378,923**	**$(15,415)**	**$2,249**	**$366,021**	**$33,626**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	Years Ended December 31, [illegible]	2000	1999
Cash Flows from Operating Activities:			
Net income	**$ 31,377**	$ 25,812	$ 21,731
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary item	**526**	—	—
Gain on disposition of real estate	**(218)**	(311)	(245)
Depreciation and amortization	**22,824**	18,844	16,042
Income applicable to minority interest	**11,171**	10,328	7,473
Increase in other assets	**(4,109)**	(1,443)	(11,041)
Increase (decrease) in accounts payable and accrued expenses	**(3,371)**	1,693	4,732
Increase in security deposits payable	**1,114**	1,087	861
Net cash provided by operating activities	**59,314**	56,010	39,553
Cash Flows from Investing Activities:			
Purchase of furniture and equipment, net of disposals	**(47)**	(33)	(61)
Real estate acquisitions	**(199,286)**	(103,885)	(407,905)
Real estate dispositions	**8,675**	5,244	7,020
Net cash used in investing activities	**(190,658)**	(98,674)	(400,946)
Cash Flows from Financing Activities:			
Proceeds from borrowings under credit facilities	**192,338**	60,400	62,000
Proceeds from mortgage debt	**83,261**	80,101	345,000
Repayment of borrowings under credit facilities	**(143,030)**	(46,200)	(62,000)
Mortgage principal payments	**(17,124)**	(10,093)	(5,487)
Payment of cash dividend	**(36,854)**	(31,065)	(28,990)
Distributions to minority partners	**(12,807)**	(12,309)	(9,220)
Repurchase of common shares	**(142)**	(9,863)	—
Purchase of outstanding warrants to purchase common shares	**(4,719)**	—	—
Redemption of units of limited partnership interest in the Partnership	**(1,006)**	—	—
Proceeds from follow-on offering, net of costs	**61,260**	—	—
Proceeds from issuance of other common shares, net of costs	**13,359**	6,105	(130)
Net cash provided by financing activities	**134,536**	37,076	301,173
Net Increase (Decrease) in Cash and Cash Equivalents	**3,192**	(5,588)	(60,220)
Cash and Cash Equivalents at Beginning of Period	**6,298**	11,886	72,106
Cash and Cash Equivalents at End of Period	**$ 9,490**	$ 6,298	$ 11,886
Supplemental Data:			
Real estate acquisitions in exchange for equity issuance	**$ 1,212**	$ 1,897	$ 23,376
Fourth quarter distribution	$ —	$ 11,411[1]	$ 10,786[2]
Interest paid during the period	**$ 51,179**	$ 40,778	$ 17,353

(1) Declared in fourth quarter 2000, paid in January 2001.
(2) Declared in fourth quarter 1999, paid in January 2000.

See accompanying Notes to Consolidated Financial Statements.

1. Organization

Capital Automotive REIT (the "Company") is a Maryland real estate investment trust formed in October 1997. We own interests in real estate and conduct our operations, directly or indirectly, through Capital Automotive L.P. (the "Partnership") and its subsidiaries. We are the sole general partner of the Partnership and, as of December 31, 2001, owned approximately 76.7% of the units of limited partnership interest in the Partnership ("Units"). References to "we," "us" and "our" refer to the Company or, if the context requires, the Partnership and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries.

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair, parts or other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We use (i) the term dealerships to refer to these types of businesses that are operated on our properties, (ii) the term dealer group to refer to a group of related persons and companies who sell us properties, and (iii) the term dealer group, tenant, lessee or operators of dealerships to refer to the related persons and companies that lease our properties. We focus on buying properties from dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we also provide facility improvement and expansion funding, construction financing and takeout commitments in certain situations.

As of December 31, 2001, we had invested more than $1.2 billion in 260 properties located in 27 states (Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah and Virginia), comprising approximately 1,800 acres of land and containing approximately 9.9 million square feet of buildings and improvements. Our tenants operate 365 motor vehicle franchises on our properties, representing nearly 40 brands of motor vehicles, which include all of the top selling brands in the U.S. The initial lease terms generally range from 10 to 20 years, with a weighted average initial lease term of approximately 13.9 years. The leases typically have options to renew upon the same terms and conditions for one or more additional periods of five to 10 years each exercisable at the option of the tenant (ranging from a total of five to 40 years).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company, its wholly-owned subsidiaries, and other entities where the Company has a majority ownership, all of which it controls. The equity interests of other investors are reflected as minority interest. All significant intercompany transactions and balances have been eliminated in consolidation.

Real Estate and Depreciation

Real estate assets are recorded at cost. External acquisition costs directly related to each property are capitalized as a cost of the respective property. The cost of real estate properties acquired is allocated between land and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is computed using the straight-line method over an estimated useful life of 20 to 40 years for the buildings and improvements.

During the first half of 1999, we began undertaking a review of the estimated useful lives we were using on our real estate portfolio. Our review was completed in the third quarter of 1999. Our business reasons for undertaking a review of the estimated remaining useful lives of our properties acquired prior to 1999 were as follows: (i) we began acquiring properties during 1998 and 1999 from publicly-traded automotive dealership groups and we investigated the depreciation policies of these publicly-traded dealership groups and determined that many were depreciating the types of buildings and improvements that we were acquiring over periods in excess of 30 years; and (ii) our tenants are continually remodeling and upgrading their dealerships to adhere to manufacturer specifications (for example, the appearance of the franchised automotive dealership) and we believed, and continue to believe, that the remodeling and upgrading of our properties by our tenants preserves the value of the properties to a greater extent than normal maintenance and, therefore, justifies a longer estimated useful life for the properties. This information provided us with better insight and improved judgment with respect to approximating the remaining useful lives of the properties included in our portfolio. Furthermore, as part of our due diligence process, we generally engage third parties to perform appraisals and/or structural reviews on each property. These reports generally provide the age and the remaining estimated useful life of the buildings and improvements. The information obtained from these reports further supported our conclusion that a longer depreciable life was warranted.

Based on this analysis, it was determined that the average remaining useful life of our buildings and improvements that were acquired prior to 1999 was approximately 30 years. Not all assets were found to have a remaining useful life of 30 years, however. As a result, we revised the depreciable lives on those properties whose remaining useful life approximated 30 years to 30 years and for those assets with a remaining useful life of less than 30 years, we continue to depreciate the buildings and improvements over 20 years. The change in depreciable life is considered a change in an accounting estimate and has been recorded on a prospective basis beginning in the third quarter of 1999. The impact of this change reduced depreciation expense on the assets acquired prior to 1999 by approximately $2.2 million, and thus, increased net income by approximately $2.2 million, for both years ended December 31, 2000 and December 31, 1999.

We periodically assess our real estate assets for possible permanent impairment when certain events or changes in circumstances indicate that the carrying amount of real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less, then an impairment loss is recognized equal to the difference between the fair value of the property and its carrying amount. No impairment losses have been recorded to our net property carrying values as of December 31, 2001.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

Deferred Loan Costs

Certain costs incurred in connection with obtaining our credit facilities and issuance of mortgage debt are capitalized and generally amortized over the terms of the respective credit facilities or debt on a straight-line basis (which approximates the effective interest method). These costs, net of accumulated amortization, are included in other assets and total approximately $7.2 million and $8.9 million as of December 31, 2001 and 2000, respectively.

Capitalized Leasing Costs

Certain initial direct costs incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. These costs, net of accumulated amortization, are included in other assets and total approximately $1.0 million and $831,000 as of December 31, 2001 and 2000, respectively. Capitalized leasing costs include employee compensation and payroll related fringe benefits directly related to time spent performing leasing related activities. Such activities include evaluating the prospective tenant's financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction.

Income Taxes

We are qualified as a real estate investment trust under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). As a real estate investment trust, we are generally not subject to federal income tax to the extent that we distribute annually at least 90% of our taxable income to our shareholders and comply with certain other requirements.

Rental Revenue Recognition

We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. All leases are accounted for as operating leases and rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed per the lease agreement. However, under our variable rate lease program, rental income attributable to our leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. As of December 31, 2001, $314.2 million of our $1.2 billion real estate portfolio, or 26%, was subject to variable rate leases. This compares to $78.8 million of our $1.04 billion real estate portfolio, or 8%, that was subject to variable rate leases as of December 31, 2000. Of the total variable rate leases, the majority of the lease agreements contain minimum rates and fixed rate conversion features, and none of such leases contain a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index ("CPI"). Certain of our leases also or alternatively provide for a fixed minimum and/or maximum periodic adjustment during the initial lease term, generally based on a fixed percentage of the base rent. We straight-line the fixed minimum escalator rental income over the initial lease term. Any rent adjustments above the fixed minimum escalators are recorded as revenue in the period they are due from the tenants. Straight-lined rents are included in other assets and total approximately $6.7 million and $3.3 million as of December 31, 2001 and 2000, respectively.

During the third quarter of 1999, we began, on a prospective basis, straight-lining our rents for our leases with fixed minimum escalators. Prior to the third quarter of 1999, we had assessed the impact of straight-lining our fixed minimum escalator rental income and determined that the amounts were not material to our financial statements. As a result, we did not straight-line the impact of fixed minimum escalator rental income, but rather recorded any increases to rental income from escalators when the increased amounts were due from tenants. During the third quarter of 1999, we determined that, due to our growth as a result of acquisitions and the increase in the number of leases that included fixed minimum escalators, the impact of not straight-lining the fixed minimum escalators would start to become material to our financial statements during the third quarter of 1999. As a result, we decided to change our policy and began straight-lining the impact of the fixed minimum escalators beginning with our third quarter 1999 financial statements. The impact of not straight-lining the rent for the year ended 1998 and for the six months ended June 30, 1999 was not material to those periods, nor was the effect of the change in policy material to fiscal year 1999. For these reasons, we accounted for the change in accounting policy on a prospective basis.

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain views in applying GAAP to revenue recognition in financial statements. We adopted SAB 101 in the fourth quarter of 2000. The adoption and implementation of the policies of SAB 101 has not had any impact on our revenue recognition policies, financial condition or results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management compares the carrying value and the estimated fair value of our financial instruments. Due to the highly liquid and short-term nature of our investments, the carrying value approximates the fair value. After determining fair value of long-term debt instruments by discounting future cash flows using current market rates, management believes there were no material differences in the carrying value and the fair value of our debt instruments as of December 31, 2001 and 2000. In addition, as of December 31, 2001, we had an interest rate swap outstanding, which we marked to market through other comprehensive income and carried as a derivative instrument asset on our balance sheet.

3. New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the Company on January 1, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. We do not expect the adoption of either SFAS No. 141 or SFAS No. 142 to have a significant impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (effective for the Company on January 1, 2002). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. We do not expect the adoption of SFAS No. 144 to have a significant impact on our financial condition or results of operations.

4. Acquisitions of Properties

During the year ended December 31, 2001, we completed approximately $200.4 million of acquisitions, which included 20 dealership properties, facility improvements and expansions on 11 previously acquired properties and three construction fundings. We funded the acquisitions with net proceeds from our underwritten public equity offering that closed during the third quarter, the issuance of approximately 80,000 Units (valued at approximately $1.2 million at the time of acquisition), the issuance of long-term debt, funds drawn down on our credit facilities and cash on hand. These acquisitions added approximately 1.1 million square feet of buildings and improvements on approximately 290 acres of land and are located in 15 states (Alabama, California, Florida, Georgia, Indiana, Louisiana, Maryland, New Jersey, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas and Virginia). These properties have initial lease terms generally ranging from 10 to 24 years, with a weighted average initial lease term of 15.7 years. The leases, in general, have renewal options exercisable at the option of the tenant ranging from a total of 10 to 40 years.

5. Related Party Transactions

As of December 31, 2001, we owned 24 properties that were leased to entities related to three members of our Board of Trustees and/or members of their families. In conjunction with the purchases of these properties, we entered into long-term, triple-net lease agreements with two 10-year renewal periods exercisable at the option of the tenant. The leases in the aggregate provide for annualized rental payments as of December 31, 2001 of approximately $12.2 million.

During 2001, two members of our Board of Trustees (including their affiliates) accepted our offer to purchase for $3.90 per share their warrants to purchase approximately 1.4 million of our common shares for an aggregate purchase price of approximately $5.5 million. The purchase was made pursuant to our purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The purchase price was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price for the common shares underlying the warrants was $15.00 and the warrants were to expire in February 2003.

6. Operating Leases

Substantially all of our properties are leased under long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The leases have initial terms that range generally from 10 to 20 years and generally include multiple options to renew upon the same terms and conditions, exercisable at the option of the tenants. All leases are accounted for as operating leases and rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed per the lease agreement. However, under our variable rate lease program, rental income attributable to our leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. Of the total variable rate leases, the majority of the lease agreements contain minimum rates and fixed rate conversion features.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. Certain of our leases also or alternatively provide for a fixed minimum and/or maximum periodic adjustment during the initial lease term, generally based on a fixed percentage of the base rent. We straight-line the fixed minimum escalator rental income over the initial lease term. Any rent adjustments above the fixed minimum escalators are recorded as revenue in the period they are due from the tenants. A limited number of our leases offer tenant purchase options, generally at a pre-determined price or the greater of the fair market value of the property at the time of sale or our purchase price, which may be increased by a factor of CPI at the time the option is exercised.

Future minimum rental payments as of December 31, 2001 will be received as follows (in thousands):

For the Year Ended December 31,	
2002	$ 121,867
2003	122,589
2004	123,779
2005	124,802
2006	125,713
Thereafter	820,480
Total	$1,439,230

As of December 31, 2001, there were two years and two months remaining on a six-year lease agreement for our current office space. The office lease is accounted for as an operating lease. Future minimum lease payments at December 31, 2001 are as follows:

For the Year Ended December 31,	
2002	$219,523
2003	226,109
2004	37,869
Total	$483,501

7. Earnings Per Share

Basic earnings per share is computed as net income divided by the weighted average common shares outstanding for the period. Diluted earnings per share is computed as net income, adjusted to reflect the change in our share of income based on an ownership calculation that includes weighted average common share equivalents, divided by the weighted average common shares outstanding for the period plus the effect of dilutive common equivalent shares outstanding for the period, based on the treasury stock method. Dilutive common equivalent shares include restricted shares, phantom shares, options and warrants. A reconciliation of net income and weighted average common shares used to calculate basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands, except per share data):

	Years Ended December 31, 2001	2000	1999
Net Income Before Extraordinary Item:			
Earnings per share—basic	**$31,903**	$25,812	$21,731
Adjustments[(1)]	**342**	—	—
Earnings per share—diluted	**$32,245**	$25,812	$21,731
Net Income After Extraordinary Item:			
Earnings per share—basic	**$31,377**	$25,812	$21,731
Adjustments[(1)]	**342**	—	—
Earnings per share—diluted	**$31,719**	$25,812	$21,731
Weighted Average Shares:			
Earnings per share—basic	**23,432**	20,911	21,607
Adjustments[(1)]	**1,018**	202	22
Earnings per share—diluted	**24,450**	21,113	21,629
Earnings Per Share Before Extraordinary Item:			
Earnings per share—basic	**$ 1.36**	$ 1.23	$ 1.01
Adjustments[(1)]	**(0.04)**	(0.01)	—
Earnings per share—diluted	**$ 1.32**	$ 1.22	$ 1.01
Earnings Per Share After Extraordinary Item:			
Earnings per share—basic	**$ 1.34**	$ 1.23	$ 1.01
Adjustments[(1)]	**(0.04)**	(0.01)	—
Earnings per share—diluted	**$ 1.30**	$ 1.22	$ 1.01

(1) Adjustment to net income reflects the change in our share of income based on an ownership calculation including weighted average common share equivalents. The adjustment to weighted average shares reflects the effect of dilutive common share equivalents outstanding for the period, based on the treasury stock method.

8. Mortgage Debt and Revolving Credit Facilities

As of December 31, 2001, we had total debt outstanding of $701.2 million. Of this debt, approximately $637.7 million (consisting of $320.4 million of fixed rate and $317.3 million of variable rate debt) was mortgage debt secured by approximately 220 of our properties. In addition, we had $63.5 million outstanding on our revolving credit facilities.

The following is a summary of our total debt outstanding as of December 31, 2001 and 2000 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2001	Principal Balance as of December 31, 2000	2001 Effective Interest Rate*	Term/ Amortization Schedule
7.59% fixed rate debt due 12/1/08[(1)]	$ 38,050	$ 35,886	$ 37,103	8.00%	10 yr/17 yr
7.635% fixed rate debt due 10/1/14[(2)]	111,950	98,891	103,749	7.94%	15 yr/15 yr
8.05% fixed rate debt due 10/1/14[(3)]	85,000	78,319	81,560	8.33%	15 yr/15 yr
7.54% fixed rate debt due 7/6/11[(4)]	100,000	96,132	98,093	7.71%	12 yr/25 yr
8.03% fixed rate debt due 9/29/11[(5)]	150,000	—	150,000	8.08%	
7.50% fixed rate debt due 1/20/03[(6)]	12,000	11,108	11,421	7.76%	4.25 yr/ 20 yr
Total Mortgage Fixed Rate Debt	$497,000	$320,336	$481,926	7.99%	
Variable rate debt due 9/29/11[(5)]	150,000	149,419	—	5.18%	12 yr/25 yr
Variable rate debt due 8/10/13[(7)]	82,600	81,223	—	4.78%	12 yr/30 yr
Various variable rate debt[(8)]	90,554	86,678	89,593	6.66%	10 to 12 yr/ 25 to 30 yr
Total Mortgage Variable Rate Debt	$323,154	$317,320	$ 89,593	6.60%	
Total Mortgage Debt		$637,656	$571,519	7.28%	
$50 million revolving partially secured facility[(9)]		17,400	14,198	6.29%	3 yr
$100 million revolving secured facility[(10)]		46,108	2	6.56%	1 yr
Total Credit Facilities		$ 63,508	$ 14,200	6.46%	
Total Debt Outstanding		$701,164	$585,719	7.36%	

** Includes deferred loan fees amortized over the life of the loans.*

(1) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.4 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $63.1 million. The Partnership has provided a guaranty limited to approximately $8.9 million of this loan, contingent upon the occurrence of certain circumstances.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $1.8 million. The loan is secured by mortgages on 49 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $177.1 million. The Partnership has provided a guaranty limited to approximately $26.1 million of this loan, contingent upon the occurrence of certain circumstances.

(3) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $2.9 million. The loan is secured by mortgages on 28 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $148.8 million. The loan described in footnote (2) and this loan are cross-collateralized.

(4) The loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $73.3 million. The loan is secured by 48 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $169.4 million.

(5) This loan was converted from fixed rate to variable rate during the third quarter of 2001. Following the conversion, the loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $114.4 million. The loan is secured by 60 of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $211.2 million.

(6) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $10.8 million. The note is secured by four of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $22.6 million.

(7) The loan requires quarterly interest payments and level principal payments with a final payment at maturity of approximately $49.6 million. The note is secured by nine of our properties, which as of December 31, 2001 have an aggregate net book value of approximately $102.1 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. At the end of the third quarter, the Company entered into an agreement with a third party to swap the variable rate to a 7.31% fixed rate, effective July 1, 2002, which has subsequently been extended to November 1, 2002 at a fixed rate of 7.50% as described in the Subsequent Events footnote herein. See "Interest Rate Swap" below.

(8) These loans bear interest at variable rates ranging from 200 to 215 basis points per annum above the A1-P1 Commercial Paper Rate and have maturity dates ranging from December 22, 2009 to December 18, 2012. The terms of the various loans require quarterly interest payments and level principal payments until maturity, at which time the loans require final payments totaling approximately $51.3 million. Excluding $19.2 million of the variable rate debt, the loans are secured by 16 properties, which as of December 31, 2001 have an aggregate net book value of approximately $84.6 million. The remaining $19.2 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (4).

(9) Amounts borrowed under the facility bear interest equal to the 30-day LIBOR rate plus 175 basis points. The loan requires the repayment of secured borrowings within 12 months and unsecured borrowings within 150 days. The facility matured on March 3, 2002 and has been extended until such time it is replaced by a new unsecured revolving credit facility. We have received a commitment for a $60 million unsecured revolving credit facility. The facility will be syndicated with five participating financial institutions including three funding sources that are new for us. The commitment provides for a three-year term with interest equal to the 30-day LIBOR rate plus 200 basis points and requires the repayment of borrowings within 180 days. This facility is expected to close by the end of the first quarter of 2002 and will replace our existing $50 million partially secured revolving credit facility.

(10) Amounts borrowed under the facility bear interest equal to the 30-day LIBOR rate plus 225 basis points. The loan requires the repayment of principal within 150 days. The facility has a one-year term, which terminates on March 21, 2003, and is renewable annually. Effective March 22, 2002, amounts borrowed under the facility will bear interest at market rates determined at the time of each draw until such time as we and the lender set an interest rate for any future amounts borrowed under the facility.

The more significant debt covenants related to our mortgage debt and credit facilities limit the Company's debt to 65% of assets (calculated as total assets plus accumulated depreciation) and require the Company to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2001, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

Aggregate annual principal maturities of mortgage debt as of December 31, 2001 are as follows (in thousands):

For the Year Ended December 31,	
2002	$ 18,754
2003	31,999
2004	22,298
2005	23,629
2006	24,975
Thereafter	516,001
Total	$637,656

Interest Rate Swap

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999; however, during the second quarter of 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, which required that all companies be in compliance with SFAS No. 133 as of January 1, 2001. SFAS No. 133 does not require restatement of financial statements from prior periods. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted SFAS No. 133 on January 1, 2001. There was no impact to our financial statements at the time of adoption.

During the third quarter of 2001, we borrowed $82.6 million of long-term debt drawn under a $150 million commitment for secured financing from Toyota Financial Services. The terms of the debt provide for a 12-year term with interest at a spread over the one-month LIBOR rate. At the end of the third quarter, we entered into an agreement with a third party to swap the variable rate to a 7.31% fixed rate, effective July 1, 2002, which has subsequently been extended to November 1, 2002 at a fixed rate of 7.50% as described in the Subsequent Events footnote herein. Fixing the rate of this debt with an interest rate swap continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term. The swap was designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap and the underlying terms of the debt, we determined that the derivative instrument is highly effective. Consequently, the unrealized gain or loss upon measuring the swap at its fair value is recorded as a component of accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets and statements of changes in shareholders' equity and other comprehensive income, and, depending on the fair value of the swap, as either a derivative instrument asset or derivative instrument liability on our consolidated balance sheets. As of December 31, 2001, we had an unrealized gain on the swap of approximately $2.2 million, which is included in other assets on our consolidated balance sheets and accumulated other comprehensive income within our consolidated balance sheets and statements of changes in shareholders' equity and other comprehensive income.

Extraordinary Item—Extinguishment of Debt

As noted in footnote (5) of the debt table herein, the interest rate on $150 million of debt was converted from fixed rate to variable rate during the third quarter of 2001. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees relating to the fixed rate debt and classified the write-off as an extraordinary item on the consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share.

9. Minority Interest

Minority interest represents the units of the Partnership owned by limited partners (other than the Company) of the Partnership. Minority interest is calculated at approximately 23.3 percent and 28.5 percent of the Partnership's partners' capital as of December 31, 2001 and 2000, respectively. Minority interest is calculated at approximately 25.9 percent and 28.6 percent of the Partnership's partners' net income for the years ended December 31, 2001 and 2000, respectively. The ownership of the Partnership as of December 31, 2001 and 2000 is as follows (Units in thousands):

	December 31,			
	2001		2000	
	Units	**Percent**	Units	Percent
Partners' capital:				
Limited Partners	**8,006.3**	**23.3%**	8,453.3	28.5%
The Company	**26,428.2**	**76.7%**	21,185.2	71.5%
Total	**34,434.5**	**100.0%**	29,638.5	100.0%

10. Share-Based Compensation

During 1998, we adopted the Capital Automotive Group 1998 Equity Incentive Plan (the "Plan"). Under the Plan, the Executive Compensation Committee of the Board of Trustees (the "Committee") was authorized to grant up to approximately 2.8 million options to our employees, non-employee trustees and certain other service providers, to purchase common shares of the Company ("Share Options") and/or Units of the Partnership ("Unit Options"). In February 1999, the Committee and the Board of Trustees approved amendments to the Plan and subsequently received shareholder approval on May 7, 1999 (the "Amended Plan"). The Amended Plan (i) eliminated Unit Options, (ii) provided that the Committee could make grants of restricted shares and/or phantom shares, and (iii) increased the number of shares the Committee may grant under the Amended Plan to approximately 3.8 million. The exchanged Share Options were granted at the same exercise price and on the same exercise schedule, terms and conditions on which the Unit Options were originally granted.

Share Options

Share Options granted under the Amended Plan have exercise prices equal to or greater than the fair market value of a common share at the date of the grant and typically become exercisable at a rate of 25% per year over a four-year period, generally commencing on the first anniversary of the date of grant for employees, except for the initial grant of Share Options which commences on the first anniversary of the date of hire. For trustees, Share Options become exercisable in stages, one-third beginning six months after the date of grant, two-thirds beginning on the first anniversary of the date of grant and 100% beginning on the second anniversary of the date of grant. Share Options expire no later than the tenth anniversary of the date of grant or, if earlier, within certain time limits for employment termination.

Share Options—Exchange of Unit Options to Share Options

At the completion of the Company's initial public offering in February 1998, certain employees and trustees were issued Unit Options in the Partnership under the Plan. The Units issuable upon exercise of the Unit Options gave the employee the right to "put" the newly acquired Units to the Partnership, which, under the partnership agreement, enables these Unitholders the right to receive either cash or, at our option, an equal number of the Company's common shares. The Partnership's partnership agreement defines the conversion ratio as one Unit for one common share. Each Unit has all the same economic rights of a common share including receiving the same dividend.

Due to a change in the tax law, it was determined that the employees and trustees no longer needed to be awarded Unit Options but instead could hold Share Options directly from the Company. As a result, we converted the Unit Options to Share Options (on a one-for-one basis) and treated such change as a minor modification, thus not triggering a new measurement date. All economic terms of the options remained the same, including exercise price, exercise schedule and term. The mechanics were simplified, however, because the employee no longer had to exercise the Unit Option and then put the Unit to the Partnership, as described above, in order to receive a common share. Instead, upon exercise of the Share Option, the employee would immediately get the common share. We concluded that the fair value of a Share Option approximated the fair value of a Unit Option and therefore the holders had the same economic position after the exchange.

The following is a summary of our Share Option activity for the years ended December 31, 2001 and 2000 (Share Options in thousands):

	Number of Options	Weighted Average Exercise Price
Share Options outstanding at December 31, 1999	2,828	$14.67
Granted	447	11.75
Forfeited	96	13.19
Exercised or expired	20	14.02
Share Options outstanding at December 31, 2000	3,159	$14.31
Granted	2	15.31
Forfeited	4	12.24
Exercised or expired	138	13.84
Share Options outstanding at December 31, 2001	**3,019**	**$14.33**

Share Options outstanding at December 31, 2001 have exercise prices between $11.59 and $18.69, with a weighted average exercise price of $14.33 and a weighted average remaining contractual life of 6.58 years. At December 31, 2001, there were approximately 2.5 million Share Options exercisable at a weighted average exercise price of $14.70 and a weighted average remaining contractual life of 6.37 years.

Restricted Shares

The following is a summary of our restricted share activity for the years ended December 31, 2001, 2000 and 1999 (in thousands, except share and per share data):

Grant Date	FMV Price on Date of Grant	Number of Restricted Shares Granted	Number of Restricted Shares Forfeited	Restricted Shares Outstanding as of 12/31/01	Total Value on Date of Grant	Compensation Expense(5) 2001	2000	1999
5/07/99(1)	$12.9375	37,091	7,762	29,329	$ 479	$129	$158	$99
1/17/00(1)	11.5940	46,234	4,948	41,286	536	161	161	—
5/11/00(2)	13.8750	77,500	—	77,500	1,075	358	239	—
1/24/01(3)	14.5625	76,948	824	76,124	1,120	239	—	—
5/10/01(4)	16.1000	1,000	—	1,000	16	3	—	—

(1) On May 7, 1999, the Committee approved the granting of Performance Accelerated Restricted Shares ("PARS") to certain employees at a purchase price of $0.01 per share. The PARS were issued under the Amended Plan and are subject in all respects to the applicable provisions of the Amended Plan. The PARS originally had a vesting schedule of approximately seven years from the effective date of January 1, 1999 with the opportunity to accelerate the vesting if the Company achieved certain specified performance targets. On January 17, 2000, the Committee approved a change in the vesting period on all PARS granted on May 7, 1999 to reflect that one half (½) of such PARS would vest after approximately three years from the effective date of January 1, 1999 and the remainder, still subject to performance acceleration, would vest after seven years. Also on January 17, 2000, the Committee approved the granting of additional PARS to certain employees at a purchase price of $0.01 per share. On May 11, 2000, the Committee amended the vesting schedule on all PARS granted in 1999 and 2000 to eliminate the "performance accelerated" feature and to generally provide that all restricted shares vest on the third anniversary of the effective date of the grant.

(2) The restricted shares were granted at a purchase price of $0.01 per share. The restricted shares vest on the third anniversary from the effective date of the grant.

(3) The restricted shares were granted at a purchase price of $0.01 per share. The restricted shares vest as follows: Approximately 61,000 restricted shares granted to executive officers vest after 5 years; and 50% of approximately 16,000 restricted shares granted to other employees vest after 3 years and the remaining 50% vest after 5 years.

(4) The restricted shares were granted at a purchase price of $0.01 per share. 50% of the restricted shares vest after 3 years and the remaining 50% vest after 5 years.

(5) At the date of grant, both the number of the common shares and price to be paid by the employee was known, and the measurement date therefore coincided with the date of grant. The compensation expense was measured by the difference between the purchase price of the PARS or restricted shares, which equaled $0.01 per share, and the market price of the common shares on the date of the grant. The compensation expense and corresponding offset to shareholders' equity is recognized ratably over the vesting period, which is generally three to five years from the effective date of the grant, except as noted below. For the May 7, 1999 grant, the compensation was initially recognized over the initial vesting period of seven years beginning on the effective date. When the vesting for one half of the PARS was reduced to three years on January 17, 2000, a cumulative adjustment totaling $37,000 was recorded to compensation expense during the fourth quarter of 1999 to properly reflect the revised vesting schedule for one half of the PARS to three years from the effective date. For the May 7, 1999 and January 17, 2000 grants, when the vesting schedule for the remaining one half of the PARS granted in 1999 and 2000 was reduced from seven years to three years on May 11, 2000, a cumulative adjustment totaling $57,000 was recorded to compensation expense during the second quarter of 2000.

Restricted Shares—Dividend Equivalents

A holder of our restricted shares has no voting rights, but receives dividend equivalents with respect to the restricted shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend equivalent payment with respect to the restricted shares held on the dividend record date in the form of cash or additional restricted shares. The additional restricted shares vest in accordance with the vesting schedule of the underlying restricted shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional restricted shares, or to cash equal to the fair market value of the restricted shares on the termination date, at our option. The dividend equivalents related to the restricted shares are recorded as a dividend distribution under the shareholders' equity section on the dividend record date.

Phantom Shares

In January 2000, we instituted a Phantom Share Purchase Program requiring mandatory, and authorizing voluntary, purchases of phantom shares upon the deferral of a portion of certain employees' annual bonus. Under this program, unless the Committee determines otherwise, 20% of any annual bonus payable to an executive officer must be deferred, and the executive officer may elect to defer up to an additional 30% of any annual bonus payable to him. In addition, certain other employees may elect to defer up to 20% of their annual bonus. The phantom shares are purchased at a price equal to 80% of the fair market value of our common shares on the date of grant. The phantom shares awarded upon the deferral of a portion of annual bonuses generally vest on the third anniversary from the date of grant. If the employee terminates prior to the vesting date, the employee is entitled to the lesser of (i) the amount of the annual bonus deferred or (ii) an amount equal to the number of phantom shares multiplied by the fair market value of the phantom shares on the termination date. The following is a summary of phantom shares granted upon the deferral of 1999, 2000 and 2001 bonuses earned (in thousands, except share and per share data):

Grant Date	Year Bonus Earned	Total Amount of Bonuses Deferred[1]	Number of Phantom Shares Granted	Market Price per Share	Purchase Price per Share	20% Discount Value	Compensation Expense[2]		
							2001	2000	1999
1/17/00	1999	$410	44,208	$11.5940	$ 9.2752	$103	$34	$34	$—
1/24/01	2000	497	42,672	14.5625	11.6500	124	42	—	—
1/18/02	2001	708	42,396	20.8800	16.7040	177	—	—	—

(1) Included in the total bonuses deferred in 1999 was 100% of the Chief Executive Officer's annual bonus, which deferral was approved by the Committee. Included in the total bonuses deferred in 2000 and 2001 was 100% of the Chief Executive Officer's and another executive officer's annual bonuses, which deferral was approved by the Committee.

(2) The compensation expense related to the phantom shares is measured by the difference between the purchase price of the phantom shares and the market price of the common shares on the date of grant. The compensation expense is recognized ratably over the vesting period, which is generally three years from the date of grant, and is included as an offset to shareholders' equity.

Phantom Shares—Dividend Equivalents

A holder of our phantom shares has no voting rights, but receives dividend equivalents with respect to the phantom shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend equivalent payment with respect to the phantom shares held on the dividend record date in the form of cash or additional phantom shares. The additional phantom shares vest in accordance with the vesting schedule of the underlying phantom shares. If the employee terminates prior to the vesting date, the employee is entitled to an amount payable in cash equal to the number of such additional dividend equivalent phantom shares multiplied by the fair market value of the phantom shares on the termination date. The dividend equivalents related to the phantom shares are recorded as compensation expense on the dividend record date.

Summary

As of December 31, 2001, approximately 3.0 million Share Options, 237,000 restricted shares, and 97,000 phantom shares were outstanding under the Amended Plan, thus leaving approximately 260,000 shares available under the Amended Plan to be granted. On January 18, 2002, the Committee approved an additional grant of 50,621 restricted shares at a purchase price of $0.01 per share, of which 50% vest after three years and 50% vest after five years from the effective date of the grant, and an additional grant of phantom share as detailed in the above table. On February 12, 2002, the Board of Trustees approved an amendment and restatement of the Amended Plan (the "Restated Amended Plan"), subject to shareholder approval on May 14, 2002. The Restated Amended Plan would increase the number of shares available for grant from approximately 3.8 million to approximately 5.1 million and would eliminate and amend several provisions of the Amended Plan to reflect current law and practice.

We apply APB Opinion 25 in accounting for our share-based compensation and accordingly recognized no compensation expense related to the grant of Share Options during the years ended December 31, 2001, 2000 and 1999. Had compensation cost been determined using the fair value method of accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been changed to the following pro forma amounts (in thousands, except per share amounts) (unaudited):

	For the Years Ended December 31,		
	2001	2000	1999
Net Income			
As reported	**$31,377**	$25,812	$21,731
Pro forma	**$30,048**	$24,430	$20,521
Basic Net Income Per Share			
As reported	**$ 1.34**	$ 1.23	$ 1.01
Pro forma	**$ 1.28**	$ 1.17	$ 0.95
Diluted Net Income Per Share			
As reported	**$ 1.30**	$ 1.22	$ 1.01
Pro forma	**$ 1.24**	$ 1.16	$ 0.95

The Black-Scholes option-pricing model has been used to estimate the value of all Share Options granted. For Share Options issued, the model uses the following assumptions:

Year Share Options Were Issued	Risk-free Interest Rate	Dividend Growth	Stock Volatility	Expected Share Option Life
2001	3.982%	3.0%	21.31%	4.0
2000	4.825%	5.0%	41.07%	4.0
1999	6.670%	5.0%	34.96%	4.0
1998	4.625%	10.0%	21.75%	4.0

11. Warrants to Purchase Common Shares

During 2001, a total of 279,446 warrants to purchase common shares were exercised at $15.00 per share. In addition, during the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The purchase price was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remainder was paid in January 2002, and was funded with debt and cash on hand. The purchase of the warrants was considered a retirement of an equity instrument and therefore recorded as a charge to shareholders' equity. As of December 31, 2001, we had warrants outstanding to acquire a total of 105,000 common shares, all of which were exercisable by the holders on that date at an exercise price of $15.00 per share. All warrants outstanding as of December 31, 2001 are for terms of five years and expire no later than January 2004.

12. 401(k) Plan

During 1998, we adopted the Capital Automotive L.P. Employee 401(k) Plan (the "401(k) Plan"). Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan after three months of service. Participants may contribute up to 20% of their earnings, on a pre-tax basis, subject to annual limitations imposed by the Code. We may make matching or discretionary contributions to the 401(k) Plan. These contributions will vest ratably over five years from each employee's date of service. During December 2000 and 2001, we approved a 20% match of the participant's elected deferral contribution during those respective years (subject to maximum limits). For the years ended December 31, 2001 and 2000, we made matching contributions of approximately $27,000 and $25,000, respectively.

13. Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. During 2000, we repurchased 900,000 common shares at an average price of $10.96 per common share. From the inception of the common share repurchase program through December 31, 2001, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

14. Dividend Reinvestment and Share Purchase Plan

During April 2000, the Company implemented a Dividend Reinvestment and Share Purchase Plan, which was subsequently amended in March 2001 (the "DRIP"). Under the DRIP, current shareholders and holders of Units ("Unitholders") are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%). Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from the Company or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 508,000 and 458,000 common shares under the DRIP and received approximately $7.4 and $5.9 million in proceeds for the years ended December 31, 2001 and 2000, respectively.

15. Follow-On Equity Offering

During the third quarter of 2001, we sold 3,852,500 common shares (which includes the full exercise of the underwriters' over-allotment option to purchase 502,500 common shares) in an underwritten public offering at a price to the public of $17.00 per share under our shelf registration statement filed with the SEC on March 2, 1999 (the "Shelf Registration Statement"). Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.3 million. After the offering, $134.5 million remains available under the Shelf Registration Statement for the issuance of securities. The Company contributed the net proceeds of the offering to the Partnership in exchange for Units in the Partnership and the Partnership used the proceeds to fund a portion of third quarter acquisitions.

16. Dividend Declaration

On January 22, 2002, our Board of Trustees declared a cash dividend of $0.389 per share for the fourth quarter ended December 31, 2001 to shareholders of record as of February 11, 2002. The dividend was paid on February 20, 2002. Annual dividends for 2001 and 2000 totaled $1.55 per share and $1.50 per share, respectively. The annual dividends are different from total distributions calculated for tax purposes as detailed below.

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income and return of capital for 2001 and 2000 are as follows (unaudited):

2001

Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Return of Capital
11/09/01	**11/20/01**	**$0.3880**	**$0.3208**	**$0.0672**
08/10/01	**08/21/01**	**0.3870**	**0.3199**	**0.0671**
05/10/01	**05/18/01**	**0.3860**	**0.3191**	**0.0669**
12/31/00	**01/31/01**	**0.3850**	**0.3183**	**0.0667**
Totals for 2001			**$1.2781**	**$0.2679**

2000

Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Return of Capital
11/10/00	11/21/00	$0.3775	$0.3690	$0.0085
08/10/00	08/18/00	0.3725	0.3641	0.0084
05/10/00	05/18/00	0.3650	0.3568	0.0082
12/31/99	01/31/00*	0.3600	0.2102	0.0048
Totals for 2000			$1.3000	$0.0300

* *The fourth quarter 1999 distribution, payable on January 31, 2000, was $0.36 per share and included a "spillover" distribution, with $0.145 per share taxable in 1999, $0.2102 per share taxable in 2000, and $0.0048 per share a return of capital in 2000.*

17. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2001 and 2000 is as follows (in thousands, except per share amounts):

	Quarter Ended			
	March 31	June 30	September 30	December 31
2001				
Revenue	**$28,060**	**$28,421**	**$30,337**	**$31,461**
Net income before extraordinary item	**$ 6,808**	**$ 7,129**	**$ 8,293**	**$ 9,673**
Extraordinary item	**$ —**	**$ —**	**$ 526**	**$ —**
Net income	**$ 6,808**	**$ 7,129**	**$ 7,767**	**$ 9,673**
Diluted earnings per share before extraordinary item	**$ 0.31**	**$ 0.32**	**$ 0.33**	**$ 0.35**
Diluted earnings per share	**$ 0.31**	**$ 0.32**	**$ 0.31**	**$ 0.35**
Weighted average number of shares—diluted	**21,862**	**22,541**	**25,635**	**27,684**
2000				
Revenue	$25,175	$25,265	$25,768	$26,943
Net income	$ 6,393	$ 6,345	$ 6,487	$ 6,587
Diluted earnings per share	$ 0.30	$ 0.30	$ 0.31	$ 0.31
Weighted average number of shares—diluted	21,148	20,931	21,096	21,268

18. Segment Information

We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. SFAS No. 131 provides standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. Our management is our chief decision making group.

All of our operations are derived from one operating segment. This operating segment engages in the purchase of real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair, parts or other related businesses under long-term, triple-net leases. We focus on buying properties from dealerships that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we also provide facility improvement and expansion fundings, construction financing and takeout commitments in certain situations. We own interests in real estate and conduct our operations, directly or indirectly, through the Partnership and its subsidiaries.

Tenant Concentration

Sonic Automotive, Inc. and its affiliates ("Sonic") accounted for approximately 25% of our total rental revenue for the year ended December 31, 2001 and approximately 22% of our total annualized rental revenue as of December 31, 2001. If Sonic were to default on its lease obligations or declare bankruptcy, we could experience significantly reduced revenue until the properties Sonic leases could be leased to a new tenant or tenants. No other tenant accounted for 10% or more of our total rental revenue for the year ended December 31, 2001 or our total annualized rental revenue as of December 31, 2001. Sonic is a publicly-traded company that is required to file all necessary reports with the SEC. All relevant information regarding Sonic may be found at the SEC's website *www.sec.gov.*

As of December 31, 2001, our properties were diversified across 27 states, with approximately 70% of our total real estate investments in the top 50 metropolitan areas in terms of population and approximately 97% of our total real estate investments in metropolitan areas, according to the most recent data (April 2000) published by the U.S. Census Bureau on metropolitan statistical areas (MSAs) and primary metropolitan statistical areas (PMSAs). The largest "geographic concentrations" of our properties were in the Washington, DC-MD-VA-WV MSA and the Houston, TX MSA, which accounted for approximately 13% and 12% of our total real estate investments, respectively, as of December 31, 2001. No other MSA's concentration of properties exceeded 6% of our total real estate investments as of December 31, 2001. The Washington, DC-MD-VA-WV MSA and the Houston, TX MSA are both in the top 10 MSAs in terms of population, with the Washington, DC-MD-VA-WV MSA ranked fifth and the Houston, TX MSA ranked seventh. In addition, to minimize our geographic concentration risk in any given area, we generally require cross-guarantees (or guarantees by a parent) of all leases within a dealer group.

19. Subsequent Events (unaudited)

During January 2002, we signed a letter of intent with Sonic to acquire, in a sale-leaseback transaction, 14 automotive properties valued at approximately $80 million. The properties are located in seven states (Colorado, Florida, Michigan, Nevada, North Carolina, Tennessee and Texas). These properties include 13 franchises including Cadillac, Honda, Oldsmobile and Volvo. The acquisition, which is expected to close during the second quarter of 2002, is subject to the negotiation and execution of a purchase agreement, and the completion of due diligence and customary closing conditions.

During February 2002, we converted the rent on approximately $71.2 million of property leased to Sonic from variable rate to fixed rate. At the same time, we entered into interest rate swap arrangements with a third party on approximately $58.3 million of variable rate debt that is secured primarily by such properties to fix the interest rate. The new blended rate on the debt is approximately 7.58%. Fixing the underlying debt simultaneously with the lease conversion continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term. The interest rate swaps on the debt were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity and therefore, we have determined that the derivative instruments are highly effective.

During February 2002, we extended the effective date for our existing interest rate swap on $81.2 million of variable rate debt from July 1, 2002 to November 1, 2002. The extension of the swap resulted in a change in the fixed rate from 7.31% to 7.50%. All other terms and conditions of the swap remain the same and the swap is still considered to be highly effective. Extending the effective date of the swap continues our strategy of minimizing interest rate risk by substantially match-funding our leases with debt in order to lock in our investment spread over the lease term and, at the same time, potentially garnering more spread in the short term.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Capital Automotive REIT:

We have audited the accompanying consolidated balance sheets of Capital Automotive REIT (a Maryland real estate investment trust, the "Company") and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and other comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Automotive REIT and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 25, 2002

corporate

BOARD OF TRUSTEES AND EXECUTIVE OFFICERS

CORPORATE INFORMATION

Capital Automotive REIT
1420 Spring Hill Road, Suite 525
McLean, VA 22102
Phone: (703) 288-3075
Fax: (703) 288-3375
Toll Free: (877) 4CAPAUTO
www.capitalautomotive.com

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Website: www.amstock.com
Email: info@amstock.com

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Attn: Dividend Reinvestment Department
Phone: (800) 278-4353

The 2002 Annual Meeting of Shareholders will be held at 8:30 a.m., Tuesday, May 14, 2002 at the
Ritz-Carlton Hotel of Tysons Corner
1700 Tysons Boulevard
McLean, VA 22102

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by writing to the Company or by accessing the Company's website at www.capitalautomotive.com.

Investors requesting information about Capital Automotive REIT should contact David S. Kay at (703) 394-1302 or email the Company at ir@capitalautomotive.com.

Nasdaq Stock Market
Symbol: CARS

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• PONTIAC • PORSCHE • SAAB • SATURN • SUBARU • SUZUKI • TOYOTA • VOLKSWAGEN • VOLVO

CORPORATE HEADQUARTERS
Capital Automotive REIT
1420 Spring Hill Road, Suite 525
McLean, VA 22102
Phone: (703) 288-3075
Fax: (703) 288-3375
Toll Free: (877) 4CAPAUTO
www.capitalautomotive.com